03010110

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Mortgage Asset Securitization Transactions, Inc.	0000815018
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, February 11, 2003, Series 2003-OPT1	333-75724

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 11, 2003

MORTGAGE ASSET SECURITIZATION TRANSACTIONS, INC.

By: [signature]
Name: Glenn McIntyre
Title: Associate Director

By: [signature]
Name:
Title:

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2003-Opt1
Mortgage Pass-Through Certificates

$503,920,000
(APPROXIMATE)

Option One Mortgage Corporation
(ORIGINATOR AND MASTER SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Warburg Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

February 10, 2003

UBS Warburg

The analysis in this report is based on information provided by Option One Mortgage Corporation (the "Originator"). UBS Warburg LLC ("UBSW") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBSW and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBSW is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBSW in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBSW nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBSW AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBSW). UBSW IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

MASTR Asset Backed Securities Trust 2003-OPT1
Mortgage Pass-Through Certificates
$503,920,000 (Approximate Offered Certificates)

Structure Overview

Class[1,2]	Approx. Size ($)[3]	Certificate Type	Expected WAL (years) Call[4]/Mat[4]	Expected Principal Window Start - Call[4] - Mat[4]	Legal Final Distribution Date	Expected Ratings S&P/ M / F
A-1[5,6]	940,093,000	FLT / SEN	Not Offered hereby		December 2032	AAA / Aaa / AAA
A-2[6]	349,107,000	FLT / SEN	2.63 / 2.96	03/03 - 06/09 - 09/19	December 2032	AAA / Aaa / AAA
M-1[6,7]	58,600,000	FLT / MEZ	4.44 / 4.86	05/06 - 06/09 - 03/15	December 2032	AA / Aa2 / AA
M-2[6,7]	51,275,000	FLT / MEZ	4.39 / 4.70	04/06 - 06/09 - 07/12	December 2032	A / A2 / A
M-3[6,7]	21,975,000	FLT / MEZ	4.37 / 4.54	03/06 - 06/09 - 12/10	December 2032	BBB+ / Baa1 / BBB+
M-4[6,7]	18,313,000	FLT / MEZ	4.29 / 4.31	03/06 - 06/09 - 11/09	December 2032	BBB / Baa2 / BBB
MV-5[6,7]	4,650,000	FLT / MEZ	3.77 / 3.77	03/06 - 06/08	December 2032	BBB- / Baa3 / BBB-
MF-5[5,6,7]	10,000,000	FXD / MEZ	Not Offered hereby		December 2032	BBB- / Baa3 / BBB-

Notes:

(1) The Class A-1 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class A-2 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class M-1, M-2, M-3, M-4, MV-5 and MF-5 Certificates are supported by all the mortgage loans.

(2) The Class A-1, A-2, M-1, M-2, M-3, M-4, MV-5 and MF-5 Certificates will be subject to the Net WAC Cap as described herein.

(3) The Approximate Size is subject to a permitted variance of plus or minus 5%.

(4) See the Pricing Speed below.

(5) Class A-1 Certificates and Class MF-5 Certificates are not offered hereby.

(6) After the Optional Termination Date, the margin on the Class A-1 Certificates will increase by 0.50%, the margin on the Class A-2 Certificates will increase to 2.0x its initial margin, the margin on the Class M-1, M-2, M-3, M-4, and MV-5 Certificates will increase to 1.5x their initial margin, and the coupon on the Class MF-5 Certificates will increase by 0.50%.

(7) The Class M-1, M-2, M-3, M-4, MV-5 and MF-5 Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4.6% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	4% CPR growing to 35% CPR over 18 months and 35% CPR thereafter

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2003-OPT1
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Warburg Real Estate Securities Inc.
Mortgage Insurance Provider:	Radian Guaranty Inc. ("Radian")
Originator:	Option One Mortgage Corporation
Master Servicer:	Option One Mortgage Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Underwriters:	UBS Warburg LLC (Sole Manager);
Offered Securities:	Approximately $1,289,200,000 senior floating-rate Certificates ("Class A Certificates", including Class A-1 Certificates not offered hereby) and approximately $164,813,000 mezzanine Certificates ("Class M Certificates", including Class MF-5 Certificates not offered hereby). The Class MV-5 and Class MF-5 Certificates are for purposes of this term sheet collectively known as the Class M-5 Certificates. The Class A-1 Certificates are backed by a pool of conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by a pool of conforming and non-conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group II Mortgage Loans" and together with the Group I Mortgage Loans, the "Mortgage Loans"). The Class M Certificates are supported by all of the Mortgage Loans.
Collateral:	As of January 1, 2003 ("Statistical Calculation Date"), the Mortgage Loans will consist of approximately 9,895 adjustable-rate and fixed-rate, first lien or second lien, closed-end, mortgage loans, totaling approximately $1,473,762,286.97. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will represent approximately 7,726 mortgage loans totaling $1,074,677,305.43 and the Group II Mortgage Loans will represent approximately 2,169 mortgage loans totaling $399,084,981.54. A small percentage of the Mortgage Loans may be delinquent as of January 31, 2003.
ERISA:	The offered certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.

Transaction Overview

Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.
Expected Pricing:	On or about February [ ], 2003
Closing Date:	On or about February 27, 2003
Cut-off Date:	February 1, 2003
Record Date:	Class A, Class M-1, M-2, M-3, M-4 and MV-5 Certificates: The business day immediately preceding the Distribution Date. Class MF-5 Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in March 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from February 1, 2003) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Class A, Class M-1, M-2, M-3, M-4 and MV-5 Certificates: Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an actual/360 day basis. The Class A Certificates and the Class M Certificates (other than the Class MF-5 Certificates) will initially settle flat (no accrued interest). Class MF-5 Certificates: Interest will accrue during the calendar month preceding the month of such Distribution Date based on a 30/360 day basis (24 day delay). The Class MF-5 Certificates will initially settle with accrued interest.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.003% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date.

Credit Enhancement

Credit Enhancement:

1) Excess interest
2) Overcollateralization ("OC")
3) Subordination
4) Mortgage Insurance

Primary Mortgage Insurance Provider:

As of the Statistical Calculation Date, approximately 68.58% of Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Radian Guaranty Inc. ("Radian"). For each of those Mortgage Loans, Radian provides insurance coverage down to 60% of the value of the related mortgaged property.

Overcollateralization Target Amount:

With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 0.75% of the aggregate outstanding principal balance of the Mortgage Loans as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $7,325,000. If a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in March 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I or Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 24.0% for the Class A Certificates.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on the Distribution Date.

CREDIT ENHANCEMENT PERCENTAGE

Class	Closing Date	After Stepdown Date
A	12.00%	24.00%
M-1	8.00%	16.00%
M-2	4.50%	9.00%
M-3	3.00%	6.00%
M-4	1.75%	3.50%
M-5	0.75%	1.50%

Credit Enhancement

Trigger Event:

With respect to any Distribution Date, a Trigger Event is in effect if (i) the percentage obtained by dividing the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO properties and (4) Mortgage Loans discharged due to bankruptcy by the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month exceeds 16.00%, **or**
(ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment Date Occurring in	Percentage
March 2006 through February 2007	2.00%
March 2007 through February 2008	3.00%
March 2008 through February 2009	3.75%
March 2009 through February 2010	4.00%
March 2010 and thereafter	4.25%

Payment of Interest

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i), from the Group I Interest Remittance Amount to the holders of the Class A-1 Certificates and from the Group II Interest Remittance Amount to the holders of the Class A-2 Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Interest Carry Forward Amount to the unrelated group;

(ii), from the combined remaining Interest Remittance Amount to the holders of the Class M-1 Certificates;

(iii), from the combined remaining Interest Remittance Amount to the holders of the Class M-2 Certificates;

(iv), from the combined remaining Interest Remittance Amount to the holders of the Class M-3 Certificates;

(v), from the combined remaining Interest Remittance Amount to the holders of the Class M-4 Certificates;

(vi), from the combined remaining Interest Remittance Amount to the holders of the Class MV-5 and Class MF-5 Certificates *pro rata* based on the amount of interest accrued.

Servicing Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Basis Risk Shortfall: Because the adjustable-rate Mortgage Loans are based on 6 month LIBOR, with most having delayed first adjustments, and because the pass-through rates on the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class MV-5 Certificates are based on one month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable to the such Certificates in certain periods. This may also occur if 6 month LIBOR and 1 month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If Basis Risk Shortfalls occur, they will be carried forward and such shortfalls will be paid on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date.

The Class A-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class MV-5 Certificates will benefit from an interest rate cap pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedule for the interest rate cap is available at the end of the term sheet. The strike of the interest rate cap is 6.60%.

Net WAC Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class M Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Payment of Interest

Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee Fee Rate (b) the Servicing Fee Rate and (c) the Mortgage Insurance premium, if any.

Payment of Principal

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed:

(i), the Group I Principal Distribution Amount to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-2 Certificates after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii), the Group II Principal Distribution Amount to the holders of the Class A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 Certificates after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above;

(iii), to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv), to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v), to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero; and

(vi), to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii), to the holders of the Class MV-5 and Class MF-5 Certificates *pro rata* based on their Certificate Principal Balances, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero..

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the holders of the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority, in each case to the extent of the Group I and Group II Principal Distribution Amount remaining:

(i), to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount and to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero. Any Class A-1 Principal Distribution Amount remaining undistributed will be paid the holders of the Class A-2 Certificates and any Class A-2 Principal Distribution Amount remaining undistributed will be paid the holders of the Class A-1 Certificates;

(ii), to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

Payment of Principal

(iii), to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv), to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v), to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi), to the holders of the Class MV-5 Certificates and the Class MF-5 Certificates, the Class M-5 Principal Distribution Amount *pro rata* based on their Certificate Principal Balances, until the Certificate Principal Balance thereof has been reduced to zero.

Monthly Excess Cashflow Distributions: With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i), to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated *pro rata* between the Group I Principal Distribution Amount and Group II Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I or Group II Principal Distribution Amount;

(ii), to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii), to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv), to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v), to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi), to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii), to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii), to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix), to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x), to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates on a *pro rata* basis between the Class MV-5 Certificates and the Class MF-5 Certificates;

(xi), to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts on a *pro rata* basis between the Class MV-5 Certificates and the Class MF-5 Certificates;

(xii), to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Offered Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the interest rate cap;

(xiii), to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Payment of Principal

Group I Principal Distribution Amount: The "Group I Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount: The "Group II Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

In no event will the Principal Distribution Amount with respect to any Distribution Date be (x) less than zero or (y) greater than the then outstanding aggregate Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates.

Class A-1 Principal Distribution Amount: The "Class A-1 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 76.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $5,341,439.

Class A-2 Principal Distribution Amount: The "Class A-2 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 76.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $1,983,561.

Payment of Principal

Class M-1 Principal Distribution Amount:	The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A-1 and Class A-2 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.
Class M-2 Principal Distribution Amount:	The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A-1, Class A-2 and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.
Class M-3 Principal Distribution Amount:	The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (I) approximately 94.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.
Class M-4 Principal Distribution Amount:	The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, and Class M-3 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.

Payment of Principal

Class M-5 Principal Distribution Amount:	The "Class M-5 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, and Class M-4 Certificates (after taking into account the payment of the Class A1, Class A2, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 98.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	9,895		
Aggregate Current Principal Balance:	$1,473,762,286.97		$25,431.96- $971,383.51
Average Current Principal Balance:	$148,940.10		
Aggregate Original Principal Balance:	$1,477,098,346.27		$50,001.00 - $975,000.00
Average Original Principal Balance:	$149,277.25		
Fully Amortizing Mortgage Loans:	99.96%		
1st Lien:	99.61%		
Wtd. Avg. Gross Coupon :	8.096%		5.500% - 13.700%
Wtd. Avg. Original Term (months):	355		120 – 360 months
Wtd. Avg. Remaining Term (months):	352		116 – 360 months
Margin (ARMs Only):	5.404%		2.700% - 11.290%
Maximum Interest Rate (ARMs Only) :	14.221%		11.500% - 19.600%
Minimum Interest Rate (ARMs Only) :	8.204%		5.250% - 13.600%
Wtd. Avg. Original LTV (1):	79.50%		12.24% - 100.00%
Loans with PMI Coverage:	68.58%		
Wtd. Avg. Borrower FICO:	601		475 – 811
Geographic Distribution (Top 5):	CA	18.31%	
	NY	12.41%	
	MA	8.95%	
	FL	7.28%	
	NJ	6.30%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	6,835	$ 1,066,281,492.87	72.35
3 Yr Fixed --> 6Mo LIBOR	506	63,795,286.54	4.33
6 Month LIBOR	6	1,842,137.09	0.12
Fixed	2,548	341,843,370.47	23.20
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	3,499	$ 260,167,409.99	17.61
100,000.01 - 150,000.00	2,648	329,806,377.42	22.33
150,000.01 - 200,000.00	1,697	295,101,775.47	19.98
200,000.01 - 250,000.00	863	193,160,501.89	13.08
250,000.01 - 300,000.00	525	144,176,153.50	9.76
300,000.01 - 350,000.00	278	90,412,001.00	6.12
350,000.01 - 400,000.00	189	70,741,548.00	4.79
400,000.01 - 450,000.00	96	40,759,433.00	2.76
450,000.01 - 500,000.00	68	32,748,846.00	2.22
500,000.01 - 550,000.00	9	4,647,100.00	0.31
550,000.01 - 600,000.00	11	6,381,600.00	0.43
600,000.01 - 650,000.00	3	1,916,000.00	0.13
650,000.01 - 700,000.00	2	1,346,600.00	0.09
700,000.01 - 750,000.00	3	2,201,750.00	0.15
800,000.01 - 850,000.00	2	1,637,500.00	0.11
900,000.01 - 950,000.00	1	918,750.00	0.06
950,000.01 - 1,000,000.00	1	975,000.00	0.07
Total:	**9,895**	**$ 1,477,098,346.27**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	6	$ 275,124.91	0.02
50,000.01 - 100,000.00	3,499	259,804,959.03	17.63
100,000.01 - 150,000.00	2,649	329,504,982.42	22.36
150,000.01 - 200,000.00	1,690	293,422,741.67	19.91
200,000.01 - 250,000.00	866	193,505,178.77	13.13
250,000.01 - 300,000.00	524	143,725,073.98	9.75
300,000.01 - 350,000.00	278	90,330,123.18	6.13
350,000.01 - 400,000.00	187	69,880,123.72	4.74
400,000.01 - 450,000.00	96	40,662,032.54	2.76
450,000.01 - 500,000.00	68	32,680,907.64	2.22
500,000.01 - 550,000.00	9	4,637,786.02	0.31
550,000.01 - 600,000.00	11	6,364,973.68	0.43
600,000.01 - 650,000.00	3	1,912,723.89	0.13
650,000.01 - 700,000.00	2	1,337,633.19	0.09
700,000.01 - 750,000.00	3	2,196,645.62	0.15
800,000.01 - 850,000.00	2	1,633,066.27	0.11
900,000.01 - 950,000.00	1	916,826.93	0.06
950,000.01 - 1,000,000.00	1	971,383.51	0.07
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 or less	15	$ 1,122,806.54	0.08
121 - 180	253	26,447,537.39	1.79
181 - 240	185	18,372,525.08	1.25
301 - 360	9,442	1,427,819,417.96	96.88
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	155	$ 27,171,281.30	1.84
6.000 - 6.499	420	76,655,090.71	5.20
6.500 - 6.999	1,094	199,793,134.38	13.56
7.000 - 7.499	990	168,495,175.92	11.43
7.500 - 7.999	1,698	278,012,454.40	18.86
8.000 - 8.499	1,312	194,438,470.45	13.19
8.500 - 8.999	1,645	228,631,257.04	15.51
9.000 - 9.499	902	115,683,263.97	7.85
9.500 - 9.999	861	101,299,437.51	6.87
10.000 - 10.499	332	36,036,632.40	2.45
10.500 - 10.999	278	29,186,860.74	1.98
11.000 - 11.499	103	9,180,193.03	0.62
11.500 - 11.999	64	5,352,141.96	0.36
12.000 - 12.499	15	1,491,874.53	0.10
12.500 - 12.999	18	1,748,471.28	0.12
13.000 - 13.499	6	437,004.62	0.03
13.500 - 13.999	2	149,542.73	0.01
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Original Loan-to-Value Ratios(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	38	$ 4,063,801.96	0.28
30.01 - 35.00	30	2,681,568.98	0.18
35.01 - 40.00	56	6,626,287.54	0.45
40.01 - 45.00	90	10,980,742.80	0.75
45.01 - 50.00	130	17,692,278.09	1.20
50.01 - 55.00	163	23,414,852.02	1.59
55.01 - 60.00	252	34,631,743.15	2.35
60.01 - 65.00	555	84,805,811.29	5.75
65.01 - 70.00	672	101,825,607.92	6.91
70.01 - 75.00	1,090	170,855,382.88	11.59
75.01 - 80.00	3,105	447,458,511.84	30.36
80.01 - 85.00	749	114,634,972.88	7.78
85.01 - 90.00	1,688	266,766,055.60	18.10
90.01 - 95.00	1,207	176,573,080.36	11.98
95.01 - 100.00	70	10,751,589.66	0.73
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	179	$ 20,500,800.03	1.39
460 - 479	1	189,719.92	0.01
480 - 499	3	276,283.68	0.02
500 - 519	895	125,395,044.08	8.51
520 - 539	1,145	161,049,115.88	10.93
540 - 559	1,111	160,648,506.41	10.90
560 - 579	1,036	148,234,795.34	10.06
580 - 599	1,042	155,160,375.11	10.53
600 - 619	1,124	167,733,087.16	11.38
620 - 639	1,031	162,620,723.80	11.03
640 - 659	746	117,268,089.57	7.96
660 - 679	501	80,088,655.48	5.43
680 - 699	380	60,581,255.55	4.11
700 - 719	300	50,820,229.78	3.45
720 - 739	165	28,756,840.62	1.95
740 - 759	122	19,659,095.95	1.33
760 - 779	71	9,546,796.38	0.65
780 - 799	36	4,534,290.92	0.31
800 - 819	7	698,581.31	0.05
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,295	$ 269,859,532.93	18.31
New York	896	182,875,588.25	12.41
Massachusetts	674	131,890,510.71	8.95
Florida	931	107,252,237.14	7.28
New Jersey	537	92,837,805.89	6.30
Texas	602	70,671,276.40	4.80
Michigan	533	56,316,573.57	3.82
Illinois	402	55,591,969.77	3.77
Virginia	246	41,571,210.02	2.82
Pennsylvania	340	37,968,331.98	2.58
Connecticut	235	37,945,581.12	2.57
Colorado	228	35,981,318.77	2.44
Ohio	349	34,609,399.83	2.35
North Carolina	254	27,978,031.15	1.90
Maryland	139	23,624,445.31	1.60
Arizona	188	23,135,977.24	1.57
Minnesota	143	19,853,992.86	1.35
Rhode Island	133	18,979,616.32	1.29
Washington	105	17,189,000.18	1.17
New Hampshire	108	17,088,045.69	1.16
Georgia	145	16,640,382.07	1.13
Indiana	164	15,419,602.49	1.05
Missouri	143	13,824,132.85	0.94
Nevada	87	13,164,699.05	0.89
Wisconsin	129	12,877,836.48	0.87
Maine	97	12,043,124.14	0.82
South Carolina	106	10,260,441.44	0.70
Oregon	62	9,880,661.96	0.67
Tennessee	106	9,390,012.07	0.64
Louisiana	71	8,277,724.50	0.56
Kentucky	71	6,969,733.15	0.47
Kansas	52	5,245,214.12	0.36
Utah	39	5,182,138.72	0.35
Vermont	48	5,084,405.59	0.34
Alabama	48	4,313,000.42	0.29
Delaware	26	3,332,792.18	0.23
Idaho	24	3,206,977.74	0.22
Mississippi	29	2,667,729.14	0.18
New Mexico	16	2,413,397.43	0.16
Iowa	22	1,884,165.51	0.13
Wyoming	14	1,748,390.49	0.12
Oklahoma	14	1,644,507.86	0.11
Nebraska	17	1,451,334.60	0.10
Alaska	8	1,429,319.81	0.10
Arkansas	10	914,557.98	0.06
Montana	6	720,066.73	0.05
Hawaii	1	402,998.76	0.03
West Virginia	1	97,605.40	0.01
South Dakota	1	54,889.16	0.00
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	9,257	$ 1,389,142,486.22	94.26
Non-Owner Occupied	525	65,658,244.34	4.46
Second Home	113	18,961,556.41	1.29
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	6,598	$ 929,759,003.69	63.09
Stated Income	3,214	531,192,578.23	36.04
Lite Documentation	83	12,810,705.05	0.87
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cashout	6,293	$ 945,286,905.91	64.14
Purchase	2,821	416,714,345.23	28.28
Refinance No Cash Out	781	111,761,035.83	7.58
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	1,394	$ 208,469,211.72	14.15
AA	4,691	732,251,678.02	49.69
A	1,874	271,785,174.60	18.44
B	1,422	194,749,754.52	13.21
C	335	44,751,793.48	3.04
CC	179	21,754,674.63	1.48
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	7,596	$ 1,102,109,306.13	74.78
2-4 Family	803	150,131,165.41	10.19
PUD	830	140,953,345.48	9.56
Condo	503	66,171,890.23	4.49
Manu. Housing / Mobile	163	14,396,579.72	0.98
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,769	$ 269,836,008.89	18.31
12	321	58,379,366.08	3.96
24	5,837	885,670,746.79	60.10
30	30	6,919,077.00	0.47
36	1,932	251,211,075.33	17.05
48	1	87,992.34	0.01
60	5	1,658,020.54	0.11
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	9,416	$ 1,284,620,248.22	87.17
Non-conforming	479	189,142,038.75	12.83
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate Group I Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	7,726	
Aggregate Current Principal Balance:	$1,074,677,305.43	$25,431.96 - $509,698.40
Average Current Principal Balance:	$139,098.80	
Aggregate Original Principal Balance:	$1,076,969.883.80	$50,050.00 - $511,200.00
Average Original Principal Balance:	$139,395.53	
Fully Amortizing Mortgage Loans:	99.98%	
1st Lien:	99.87%	
Wtd. Avg. Gross Coupon :	8.223%	5.500% - 13.600%
Wtd. Avg. Original Term (months):	358	120 – 360 months
Wtd. Avg. Remaining Term (months):	355	117 – 360 months
Margin (ARMs Only):	5.467%	2.700% - 11.290%
Maximum Interest Rate (ARMs Only):	14.293%	11.500% - 19.600%
Minimum Interest Rate (ARMs Only) :	8.279%	5.500% - 13.600%
Wtd. Avg. Original LTV [(1)]:	79.78%	12.24% - 100.00%
Loans with PMI Coverage:	66.32%	
Wtd. Avg. Borrower FICO:	591	475 – 811
Geographic Distribution (Top 5):	CA 16.16%	
	NY 11.52%	
	MA 9.00%	
	FL 7.80%	
	NJ 6.29%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	6,392	$ 908,728,634.11	84.56
3 Yr Fixed --> 6Mo LIBOR	489	57,542,554.68	5.35
6 Month LIBOR	5	925,310.16	0.09
Fixed	840	107,480,806.48	10.00
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	2,728	$ 203,333,728.49	18.88
100,000.01 - 150,000.00	2,183	272,370,605.44	25.29
150,000.01 - 200,000.00	1,432	249,275,999.48	23.15
200,000.01 - 250,000.00	748	167,392,006.89	15.54
250,000.01 - 300,000.00	460	126,499,435.50	11.75
300,000.01 - 350,000.00	138	43,567,703.00	4.05
350,000.01 - 400,000.00	25	9,245,155.00	0.86
400,000.01 - 450,000.00	8	3,398,050.00	0.32
450,000.01 - 500,000.00	3	1,376,000.00	0.13
500,000.01 - 550,000.00	1	511,200.00	0.05
Total:	**7,726**	**$ 1,076,969,883.80**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	3	$ 125,347.06	0.01
50,000.01 - 100,000.00	2,731	203,313,680.75	18.92
100,000.01 - 150,000.00	2,184	272,236,637.50	25.33
150,000.01 - 200,000.00	1,425	247,719,813.85	23.05
200,000.01 - 250,000.00	751	167,802,564.40	15.61
250,000.01 - 300,000.00	459	126,089,854.18	11.73
300,000.01 - 350,000.00	136	42,886,196.14	3.99
350,000.01 - 400,000.00	25	9,228,424.23	0.86
400,000.01 - 450,000.00	8	3,390,984.82	0.32
450,000.01 - 500,000.00	3	1,374,104.10	0.13
500,000.01 - 550,000.00	1	509,698.40	0.05
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 or less	6	$ 490,912.81	0.05
121 - 180	96	9,322,055.13	0.87
181 - 240	68	7,153,458.06	0.67
301 - 360	7,556	1,057,710,879.43	98.42
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	106	$ 17,086,038.78	1.59
6.000 - 6.499	228	37,724,788.07	3.51
6.500 - 6.999	710	119,394,517.88	11.11
7.000 - 7.499	724	112,745,739.45	10.49
7.500 - 7.999	1,327	202,064,901.58	18.80
8.000 - 8.499	1,112	157,573,688.55	14.66
8.500 - 8.999	1,378	183,429,837.00	17.07
9.000 - 9.499	779	96,175,964.98	8.95
9.500 - 9.999	721	84,380,777.68	7.85
10.000 - 10.499	280	28,469,542.06	2.65
10.500 - 10.999	215	22,163,147.67	2.06
11.000 - 11.499	78	7,183,521.63	0.67
11.500 - 11.999	40	3,404,043.39	0.32
12.000 - 12.499	9	1,041,216.92	0.10
12.500 - 12.999	13	1,370,260.82	0.13
13.000 - 13.499	5	384,238.08	0.04
13.500 - 13.999	1	85,080.89	0.01
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.500 – 2.999	4	$ 557,598.83	0.06
3.000 - 3.499	84	14,723,332.31	1.52
3.500 - 3.999	285	51,079,342.98	5.28
4.000 - 4.499	584	94,817,821.03	9.80
4.500 - 4.999	982	155,101,107.36	16.04
5.000 - 5.499	1,337	193,205,910.81	19.98
5.500 - 5.999	1,351	184,337,830.93	19.06
6.000 - 6.499	994	124,973,120.67	12.92
6.500 - 6.999	632	76,092,220.82	7.87
7.000 - 7.499	304	36,793,019.39	3.80
7.500 - 7.999	158	18,026,854.04	1.86
8.000 - 8.499	117	12,059,321.35	1.25
8.500 - 8.999	23	2,479,470.56	0.26
9.000 - 9.499	11	1,100,428.64	0.11
9.500 - 9.999	8	675,588.20	0.07
10.000 - 10.499	5	543,267.71	0.06
10.500 - 10.999	1	84,294.07	0.01
11.000 - 11.499	6	545,969.25	0.06
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-03	1	$ 164,573.92	0.02
2003-04	1	267,709.10	0.03
2003-05	3	493,027.14	0.05
2004-01	1	170,047.43	0.02
2004-03	1	160,384.38	0.02
2004-06	14	1,815,347.77	0.19
2004-07	34	5,189,856.53	0.54
2004-08	119	19,732,701.66	2.04
2004-09	791	116,520,449.36	12.05
2004-10	2,339	326,636,054.47	33.77
2004-11	3,088	437,899,378.12	45.28
2004-12	4	380,816.07	0.04
2005-06	2	111,925.09	0.01
2005-07	4	422,947.50	0.04
2005-08	8	979,379.09	0.10
2005-09	57	6,725,180.93	0.70
2005-10	168	21,221,777.11	2.19
2005-11	251	28,304,943.28	2.93
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 – 11.999	77	$ 12,983,131.58	1.34
12.000 - 12.499	163	28,790,586.97	2.98
12.500 - 12.999	546	95,221,561.88	9.85
13.000 - 13.499	598	95,601,899.00	9.88
13.500 - 13.999	1,184	182,149,838.98	18.83
14.000 - 14.499	1,025	146,391,445.87	15.14
14.500 - 14.999	1,289	172,483,254.07	17.83
15.000 - 15.499	730	90,312,717.47	9.34
15.500 - 15.999	676	80,078,404.40	8.28
16.000 - 16.499	272	28,633,623.22	2.96
16.500 - 16.999	192	21,685,596.24	2.24
17.000 - 17.499	68	6,543,611.98	0.68
17.500 - 17.999	37	3,302,874.43	0.34
18.000 - 18.499	13	1,332,873.97	0.14
18.500 - 18.999	10	1,215,759.92	0.13
19.000 - 19.499	5	384,238.08	0.04
19.500 - 19.999	1	85,080.89	0.01
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	78	$ 13,212,610.08	1.37
6.000 - 6.499	163	28,790,586.97	2.98
6.500 - 6.999	548	95,662,374.88	9.89
7.000 - 7.499	599	95,682,938.36	9.89
7.500 - 7.999	1,192	183,704,326.94	18.99
8.000 - 8.499	1,032	147,885,169.01	15.29
8.500 - 8.999	1,299	173,647,401.09	17.95
9.000 - 9.499	735	90,642,723.69	9.37
9.500 - 9.999	673	79,436,668.71	8.21
10.000 - 10.499	261	26,894,811.11	2.78
10.500 - 10.999	179	19,446,921.13	2.01
11.000 - 11.499	70	6,669,312.42	0.69
11.500 - 11.999	34	2,992,920.70	0.31
12.000 - 12.499	9	1,041,216.92	0.11
12.500 - 12.999	8	1,017,197.97	0.11
13.000 - 13.499	5	384,238.08	0.04
13.500 - 13.999	1	85,080.89	0.01
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	6	$ 1,035,476.05	0.11
3.000	6,878	965,791,965.87	99.85
4.000	1	139,578.53	0.01
6.000	1	229,478.50	0.02
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

Original Loan-to-Value Ratios[1]

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	23	$ 2,308,694.71	0.21
30.01 - 35.00	24	2,156,383.95	0.20
35.01 - 40.00	40	5,088,603.19	0.47
40.01 - 45.00	60	6,470,794.33	0.60
45.01 - 50.00	87	11,270,909.26	1.05
50.01 - 55.00	115	15,946,121.23	1.48
55.01 - 60.00	193	25,439,185.37	2.37
60.01 - 65.00	419	59,277,732.15	5.52
65.01 - 70.00	527	72,564,017.86	6.75
70.01 - 75.00	845	117,036,545.50	10.89
75.01 - 80.00	2,536	347,095,048.30	32.30
80.01 - 85.00	526	74,298,952.33	6.91
85.01 - 90.00	1,338	195,943,331.93	18.23
90.01 - 95.00	954	134,096,372.94	12.48
95.01 - 100.00	39	5,684,612.38	0.53
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	156	$ 17,529,173.38	1.63
460 - 479	1	189,719.92	0.02
480 - 499	3	276,283.68	0.03
500 - 519	783	106,326,240.27	9.89
520 - 539	1,007	136,726,316.99	12.72
540 - 559	965	131,685,358.51	12.25
560 - 579	872	117,540,158.83	10.94
580 - 599	860	119,613,464.50	11.13
600 - 619	880	123,558,673.63	11.50
620 - 639	751	107,865,418.69	10.04
640 - 659	517	75,362,787.58	7.01
660 - 679	311	44,749,959.97	4.16
680 - 699	237	34,568,435.52	3.22
700 - 719	171	26,274,239.77	2.44
720 - 739	91	14,866,688.64	1.38
740 - 759	71	11,095,411.23	1.03
760 - 779	28	3,635,180.55	0.34
780 - 799	18	2,306,893.85	0.21
800 - 819	4	506,899.92	0.05
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	929	$ 173,642,419.82	16.16
New York	660	123,830,102.93	11.52
Massachusetts	527	96,748,606.89	9.00
Florida	754	83,792,057.90	7.80
New Jersey	426	67,594,289.33	6.29
Texas	454	50,993,345.58	4.74
Michigan	438	46,440,632.20	4.32
Illinois	328	43,767,650.28	4.07
Virginia	196	29,611,665.29	2.76
Colorado	195	29,536,908.38	2.75
Connecticut	193	28,655,569.81	2.67
Pennsylvania	259	28,424,934.99	2.64
Ohio	261	26,462,738.54	2.46
North Carolina	197	20,835,239.94	1.94
Arizona	162	19,641,606.43	1.83
Maryland	113	17,649,238.80	1.64
Minnesota	124	16,792,891.81	1.56
Rhode Island	106	13,800,381.73	1.28
Georgia	119	13,470,872.99	1.25
Washington	87	13,396,844.06	1.25
New Hampshire	87	12,427,194.98	1.16
Indiana	133	12,211,767.04	1.14
Wisconsin	113	11,486,956.76	1.07
Missouri	119	11,270,249.97	1.05
Nevada	67	9,761,334.15	0.91
Maine	81	9,396,354.63	0.87
Oregon	50	7,499,002.24	0.70
South Carolina	74	7,138,334.98	0.66
Tennessee	77	7,006,063.70	0.65
Louisiana	48	4,717,824.43	0.44
Kansas	45	4,643,862.17	0.43
Kentucky	50	4,543,389.71	0.42
Vermont	38	4,137,890.93	0.39
Utah	30	3,832,970.79	0.36
Alabama	40	3,558,920.58	0.33
Delaware	19	2,418,111.61	0.23
Idaho	20	2,271,574.73	0.21
Mississippi	20	1,752,765.79	0.16
Iowa	19	1,609,023.22	0.15
Oklahoma	13	1,530,781.39	0.14
New Mexico	11	1,428,119.65	0.13
Wyoming	13	1,399,216.06	0.13
Alaska	7	1,279,088.20	0.12
Arkansas	9	852,434.66	0.08
Nebraska	11	815,035.76	0.08
Montana	4	601,039.60	0.06
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	7,246	$ 1,015,126,709.60	94.46
Non-Owner Occupied	395	47,181,445.57	4.39
Second Home	85	12,369,150.26	1.15
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	5,117	$ 682,479,651.74	63.51
Stated Income	2,547	383,495,558.35	35.68
Lite Documentation	62	8,702,095.34	0.81
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cashout	4,762	$ 675,480,859.88	62.85
Purchase	2,413	324,811,195.25	30.22
Refinance No Cash Out	551	74,385,250.30	6.92
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	692	$ 99,935,780.91	9.30
AA	3,710	531,744,601.58	49.48
A	1,566	213,811,780.11	19.90
B	1,282	169,512,870.57	15.77
C	315	40,697,986.04	3.79
CC	161	18,974,286.22	1.77
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	5,909	$ 800,047,066.33	74.45
2-4 Family	628	113,800,096.33	10.59
PUD	635	97,507,017.12	9.07
Condo	416	51,133,063.56	4.76
Manu. Housing / Mobile	138	12,190,062.09	1.13
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,307	$ 188,653,229.31	17.55
12	148	22,532,667.13	2.10
24	5,452	757,679,391.21	70.50
30	25	5,082,695.54	0.47
36	791	100,311,480.91	9.33
60	3	417,841.33	0.04
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	7,726	$ 1,074,677,305.43	100.00
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate Group II Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,169	
Aggregate Current Principal Balance:	$399,084,981.54	$49,885.73 - $971,383.51
Average Current Principal Balance:	$183,994.92	
Aggregate Original Principal Balance:	$400,128,462.47	$50,001.00 - $975,000.00
Average Original Principal Balance:	$184,476.01	
Fully Amortizing Mortgage Loans:	99.92%	
1st Lien:	98.91%	
Wtd. Avg. Gross Coupon :	7.755%	5.500% - 13.700%
Wtd. Avg. Original Term (months):	349	120 – 360 months
Wtd. Avg. Remaining Term (months):	346	116 – 359 months
Margin (ARMs Only) :	5.033%	3.000% - 9.525%
Maximum Interest Rate (ARMs Only) :	13.798%	11.650% - 17.850%
Minimum Interest Rate (ARMs Only):	7.762%	5.250% - 11.850%
Wtd. Avg. Original LTV (1):	78.75%	17.28% - 100.00%
Loans with PMI Coverage:	74.66%	
Wtd. Avg. Borrower FICO:	625	500 – 809
Geographic Distribution (Top 5):	CA 24.11%	
	NY 14.80%	
	MA 8.81%	
	NJ 6.33%	
	FL 5.88%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	443	$ 157,552,858.76	39.48
3 Yr Fixed --> 6Mo LIBOR	17	6,252,731.86	1.57
6 Month LIBOR	1	916,826.93	0.23
Fixed	1,708	234,362,563.99	58.72
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	771	$ 56,833,681.50	14.20
100,000.01 - 150,000.00	465	$ 57,435,771.98	14.35
150,000.01 - 200,000.00	265	$ 45,825,775.99	11.45
200,000.01 - 250,000.00	115	$ 25,768,495.00	6.44
250,000.01 - 300,000.00	65	$ 17,676,718.00	4.42
300,000.01 - 350,000.00	140	$ 46,844,298.00	11.71
350,000.01 - 400,000.00	164	$ 61,496,393.00	15.37
400,000.01 - 450,000.00	88	$ 37,361,383.00	9.34
450,000.01 - 500,000.00	65	$ 31,372,846.00	7.84
500,000.01 - 550,000.00	8	$ 4,135,900.00	1.03
550,000.01 - 600,000.00	11	$ 6,381,600.00	1.59
600,000.01 - 650,000.00	3	$ 1,916,000.00	0.48
650,000.01 - 700,000.00	2	$ 1,346,600.00	0.34
750,000.01 – 800,000.00	3	$ 2,201,750.00	0.55
850,000.01 - 900,000.00	2	$ 1,637,500.00	0.41
900,000.01 – 950,000.00	1	$ 918,750.00	0.23
950,000.01 – 1,000,000.00	1	$ 975,000.00	0.24
Total:	**2,169**	**$ 400,128,462.47**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	3	$ 149,777.85	0.04
50,000.01 - 100,000.00	768	56,491,278.28	14.16
100,000.01 - 150,000.00	465	57,268,344.92	14.35
150,000.01 - 200,000.00	265	45,702,927.82	11.45
200,000.01 - 250,000.00	115	25,702,614.37	6.44
250,000.01 - 300,000.00	65	17,635,219.80	4.42
300,000.01 - 350,000.00	142	47,443,927.04	11.89
350,000.01 - 400,000.00	162	60,651,699.49	15.20
400,000.01 - 450,000.00	88	37,271,047.72	9.34
450,000.01 - 500,000.00	65	31,306,803.54	7.84
500,000.01 - 550,000.00	8	4,128,087.62	1.03
550,000.01 - 600,000.00	11	6,364,973.68	1.59
600,000.01 - 650,000.00	3	1,912,723.89	0.48
650,000.01 - 700,000.00	2	1,337,633.19	0.34
700,000.01 - 750,000.00	3	2,196,645.62	0.55
800,000.01 - 850,000.00	2	1,633,066.27	0.41
900,000.01 - 950,000.00	1	916,826.93	0.23
950,000.01 - 1,000,000.00	1	971,383.51	0.24
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 or less	9	$ 631,893.73	0.16
121 - 180	157	17,125,482.26	4.29
181 - 240	117	11,219,067.02	2.81
301 - 360	1,886	370,108,538.53	92.74
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rates %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	49	$ 10,085,242.52	2.53
6.000 – 6.499	192	38,930,302.64	9.75
6.500 - 6.999	384	80,398,616.50	20.15
7.000 - 7.499	266	55,749,436.47	13.97
7.500 - 7.999	371	75,947,552.82	19.03
8.000 - 8.499	200	36,864,781.90	9.24
8.500 - 8.999	267	45,201,420.04	11.33
9.000 - 9.499	123	19,507,298.99	4.89
9.500 - 9.999	140	16,918,659.83	4.24
10.000 - 10.499	52	7,567,090.34	1.90
10.500 - 10.999	63	7,023,713.07	1.76
11.000 - 11.499	25	1,996,671.40	0.50
11.500 - 11.999	24	1,948,098.57	0.49
12.000 - 12.499	6	450,657.61	0.11
12.500 - 12.999	5	378,210.46	0.09
13.000 - 13.499	1	52,766.54	0.01
13.500 – 13.999	1	64,461.84	0.02
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	16	$ 6,810,966.06	4.13
3.500 - 3.999	36	14,168,459.96	8.60
4.000 - 4.499	84	32,135,591.15	19.51
4.500 - 4.999	83	32,689,416.46	19.85
5.000 - 5.499	83	29,961,127.30	18.19
5.500 - 5.999	67	23,646,248.94	14.36
6.000 - 6.499	39	11,148,707.07	6.77
6.500 - 6.999	28	6,949,792.12	4.22
7.000 - 7.499	11	3,036,596.23	1.84
7.500 - 7.999	8	2,763,212.56	1.68
8.000 - 8.499	4	960,224.52	0.58
8.500 - 8.999	1	343,304.43	0.21
9.500 – 9.999	1	108,770.75	0.07
Total:	**461**	**$ 164,722,417.55**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-05	1	$ 916,826.93	0.56
2004-07	3	1,589,538.29	0.96
2004-08	15	5,693,189.99	3.46
2004-09	56	21,143,055.07	12.84
2004-10	163	55,394,932.35	33.63
2004-11	205	73,399,420.18	44.56
2004-12	1	332,722.88	0.20
2005-08	1	385,599.89	0.23
2005-09	3	1,249,543.00	0.76
2005-10	9	3,307,258.88	2.01
2005-11	4	1,310,330.09	0.80
Total:	**461**	**$ 164,722,417.55**	**100.00**

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 – 11.999	8	$ 3,259,002.69	1.98
12.000 - 12.499	30	12,423,698.75	7.54
12.500 - 12.999	71	28,221,011.51	17.13
13.000 - 13.499	71	27,322,109.37	16.59
13.500 - 13.999	89	35,215,840.69	21.38
14.000 - 14.499	54	17,106,861.48	10.39
14.500 - 14.999	62	18,943,420.15	11.50
15.000 - 15.499	23	8,001,997.36	4.86
15.500 - 15.999	27	7,595,464.64	4.61
16.000 - 16.499	14	4,045,357.39	2.46
16.500 - 16.999	6	1,657,002.16	1.01
17.000 - 17.499	3	343,456.55	0.21
17.500 - 17.999	3	587,194.81	0.36
Total:	**461**	**$ 164,722,417.55**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$ 398,969.15	0.24
5.500 – 5.999	8	3,259,002.69	1.98
6.000 - 6.499	31	12,826,143.91	7.79
6.500 - 6.999	71	28,221,011.51	17.13
7.000 - 7.499	70	26,919,664.21	16.34
7.500 - 7.999	92	36,394,475.34	22.09
8.000 - 8.499	54	17,059,231.39	10.36
8.500 - 8.999	64	19,784,560.61	12.01
9.000 - 9.499	23	8,043,422.40	4.88
9.500 - 9.999	22	5,575,689.53	3.38
10.000 - 10.499	13	3,652,593.29	2.22
10.500 - 10.999	7	2,000,306.59	1.21
11.000 – 11.499	3	343,456.55	0.21
11.500 - 11.999	2	243,890.38	0.15
Total:	**461**	**$ 164,722,417.55**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	2	$ 1,355,475.15	0.82
3.000	459	163,366,942.40	99.18
Total:	**461**	**$ 164,722,417.55**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios[1]

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	15	$ 1,755,107.25	0.44
30.01 - 35.00	6	525,185.03	0.13
35.01 - 40.00	16	1,537,684.35	0.39
40.01 - 45.00	30	4,509,948.47	1.13
45.01 - 50.00	43	6,421,368.83	1.61
50.01 - 55.00	48	7,468,730.79	1.87
55.01 - 60.00	59	9,192,557.78	2.30
60.01 - 65.00	136	25,528,079.14	6.40
65.01 - 70.00	145	29,261,590.06	7.33
70.01 - 75.00	245	53,818,837.38	13.49
75.01 - 80.00	569	100,363,463.54	25.15
80.01 - 85.00	223	40,336,020.55	10.11
85.01 - 90.00	350	70,822,723.67	17.75
90.01 - 95.00	253	42,476,707.42	10.64
95.01 – 100.00	31	5,066,977.28	1.27
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	23	$ 2,971,626.65	0.74
500 – 519	112	19,068,803.81	4.78
520 – 539	138	24,322,798.89	6.09
540 – 559	146	28,963,147.90	7.26
560 – 579	164	30,694,636.51	7.69
580 – 599	182	35,546,910.61	8.91
600 – 619	244	44,174,413.53	11.07
620 – 639	280	54,755,305.11	13.72
640 – 659	229	41,905,301.99	10.50
660 – 679	190	35,338,695.51	8.85
680 - 699	143	26,012,820.03	6.52
700 - 719	129	24,545,990.01	6.15
720 - 739	74	13,890,151.98	3.48
740 - 759	51	8,563,684.72	2.15
760 - 779	43	5,911,615.83	1.48
780 – 799	18	2,227,397.07	0.56
800 - 819	3	191,681.39	0.05
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	366	$ 96,217,113.11	24.11
New York	236	59,045,485.32	14.80
Massachusetts	147	35,141,903.82	8.81
New Jersey	111	25,243,516.56	6.33
Florida	177	23,460,179.24	5.88
Texas	148	19,677,930.82	4.93
Virginia	50	11,959,544.73	3.00
Illinois	74	11,824,319.49	2.96
Michigan	95	9,875,941.37	2.47
Pennsylvania	81	9,543,396.99	2.39
Connecticut	42	9,290,011.31	2.33
Ohio	88	8,146,661.29	2.04
North Carolina	57	7,142,791.21	1.79
Colorado	33	6,444,410.39	1.61
Maryland	26	5,975,206.51	1.50
Rhode Island	27	5,179,234.59	1.30
New Hampshire	21	4,660,850.71	1.17
Washington	18	3,792,156.12	0.95
Louisiana	23	3,559,900.07	0.89
Arizona	26	3,494,370.81	0.88
Nevada	20	3,403,364.90	0.85
Indiana	31	3,207,835.45	0.80
Georgia	26	3,169,509.08	0.79
South Carolina	32	3,122,106.46	0.78
Minnesota	19	3,061,101.05	0.77
Maine	16	2,646,769.51	0.66
Missouri	24	2,553,882.88	0.64
Kentucky	21	2,426,343.44	0.61
Tennessee	29	2,383,948.37	0.60
Oregon	12	2,381,659.72	0.60
Wisconsin	16	1,390,879.72	0.35
Utah	9	1,349,167.93	0.34
New Mexico	5	985,277.78	0.25
Vermont	10	946,514.66	0.24
Idaho	4	935,403.01	0.23
Mississippi	9	914,963.35	0.23
Delaware	7	914,680.57	0.23
Alabama	8	754,079.84	0.19
Nebraska	6	636,298.84	0.16
Kansas	7	601,351.95	0.15
Hawaii	1	402,998.76	0.10
Wyoming	1	349,174.43	0.09
Iowa	3	275,142.29	0.07
Alaska	1	150,231.61	0.04
Montana	2	119,027.13	0.03
Oklahoma	1	113,726.47	0.03
West Virginia	1	97,605.40	0.02
Arkansas	1	62,123.32	0.02
South Dakota	1	54,889.16	0.01
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	2,011	$ 374,015,776.62	93.72
Non-Owner Occupied	130	18,476,798.77	4.63
Second Home	28	6,592,406.15	1.65
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,481	$ 247,279,351.95	61.96
Stated Income	667	147,697,019.88	37.01
Lite Documentation	21	4,108,609.71	1.03
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cashout	1,531	$ 269,806,046.03	67.61
Purchase	408	91,903,149.98	23.03
Refinance No Cash Out	230	37,375,785.53	9.37
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	702	$ 108,533,430.81	27.20
AA	981	200,507,076.44	50.24
A	308	57,973,394.49	14.53
B	140	25,236,883.95	6.32
C	20	4,053,807.44	1.02
CC	18	2,780,388.41	0.70
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,687	$ 302,062,239.80	75.69
PUD	195	43,446,328.36	10.89
2-4 Family	175	36,331,069.08	9.10
Condo	87	15,038,826.67	3.77
Manu. Housing	25	2,206,517.63	0.55
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	462	$ 81,182,779.58	20.34
12	173	35,846,698.95	8.98
24	385	127,991,355.58	32.07
30	5	1,836,381.46	0.46
36	1,141	150,899,594.42	37.81
48	1	87,992.34	0.02
60	2	1,240,179.21	0.31
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	1,690	$ 209,942,942.79	52.61
Non-conforming	479	189,142,038.75	47.39
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Sensitivity Analysis

To Optional Termination

Class A-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	4.61	3.16	**2.37**	1.84	1.46
Principal Window	Mar03 - Aug15	Mar03 - Aug11	**Mar03 - Jun09**	Mar03 - Jan08	Mar03 - Feb07

Class A-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	5.07	3.49	**2.63**	2.06	1.65
Principal Window	Mar03 - Aug15	Mar03 - Aug11	**Mar03 - Jun09**	Mar03 - Jan08	Mar03 - Feb07

Class M-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.31	5.65	**4.44**	3.96	3.93
Principal Window	Mar07 - Aug15	Mar06 - Aug11	**May06 - Jun09**	Jul06 - Jan08	Oct06 - Feb07

Class M-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.31	5.64	**4.39**	3.81	3.62
Principal Window	Mar07 - Aug15	Mar06 - Aug11	**Apr06 - Jun09**	May06 - Jan08	Jun06 - Feb07

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.31	5.64	**4.37**	3.74	3.46
Principal Window	Mar07 - Aug15	Mar06 - Aug11	**Mar06 - Jun09**	Apr06 - Jan08	May06 - Feb07

Class M-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.20	5.56	**4.29**	3.66	3.35
Principal Window	Mar07 - Aug15	Mar06 - Aug11	**Mar06 - Jun09**	Mar06 - Jan08	Apr06 - Feb07

Class MV-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	7.16	4.85	**3.77**	3.27	3.11
Principal Window	Mar07 - Oct13	Mar06 - May10	**Mar06 - Jun08**	Mar06 - Apr07	Mar06 - Jul06

Class MF-5 Certificates @ 100.00%

Pricing Speed	50%	75%	**100%**	125%	150%
Yield	6.0043	5.9774	**5.9535**	5.9372	5.9311
WAL	7.16	4.85	**3.77**	3.27	3.11
MD	5.61	4.07	**3.27**	2.89	2.77
Principal Window	Mar07 - Oct13	Mar06 - May10	**Mar06 - Jun08**	Mar06 - Apr07	Mar06 - Jul06

Sensitivity Analysis

To Maturity

Class A-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	4.93	3.39	**2.53**	1.97	1.55
Principal Window	Mar03 - Aug27	Mar03 - Jan21	**Mar03 - Jul16**	Mar03 - Aug13	Mar03 - Jul11

Class A-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	5.59	3.92	**2.96**	2.33	1.87
Principal Window	Mar03 - Sep29	Mar03 - May24	**Mar03 - Sep19**	Mar03 - May16	Mar03 - Dec13

Class M-1 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	9.06	6.21	**4.86**	4.29	4.29
Principal Window	Mar07 - Nov24	Mar06 - Jan19	**May06 - Mar15**	Jul06 - Sep12	Oct06 - Dec10

Class M-2 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.89	6.07	**4.70**	4.05	3.80
Principal Window	Mar07 - Apr21	Mar06 - Oct15	**Apr06 - Jul12**	May06 - Jun10	Jun06 - Jan09

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.63	5.88	**4.54**	3.87	3.56
Principal Window	Mar07 - Jul18	Mar06 - Sep13	**Mar06 - Dec10**	Apr06 - Mar09	May06 - Jan08

Class M-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.23	5.59	**4.31**	3.68	3.36
Principal Window	Mar07 - Jul16	Mar06 - Apr12	**Mar06 - Nov09**	Mar06 - May08	Apr06 - May07

Class MV-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	7.16	4.85	**3.77**	3.27	3.11
Principal Window	Mar07 - Oct13	Mar06 - May10	**Mar06 - Jun08**	Mar06 - Apr07	Mar06 - Jul06

Class MF-5 Certificates @ 100.00%

Pricing Speed	50%	75%	**100%**	125%	150%
Yield	6.0043	5.9774	**5.9535**	5.9372	5.9311
WAL	7.16	4.85	**3.77**	3.27	3.11
MD	5.61	4.07	**3.27**	2.89	2.77
Principal Window	Mar07 - Oct13	Mar06 - May10	**Mar06 - Jun08**	Mar06 - Apr07	Mar06 - Jul06

Interest Rate Cap Notional Schedule

Period	Cap Notional Schedule
1	437,445,000
2	434,295,000
3	430,662,000
4	426,554,000
5	421,979,000
6	416,949,000
7	411,479,000
8	405,586,000
9	399,288,000
10	392,718,000
11	386,006,000
12	379,165,000
13	372,208,000
14	365,150,000
15	358,008,000
16	350,941,000
17	344,095,000
18	337,463,000
19	331,040,000
20	324,818,000
21	318,790,000
22	312,951,000
23	307,293,000
24	152,254,000
25	0

Net WAC Cap (%) for Class A-1 Certificates

Period	Net WAC Cap[1]	Net WAC Cap[2]	Period	Net WAC Cap[1]	Net WAC Cap[2]
1	8.04	8.04	39	6.93	12.01
2	6.74	6.74	40	6.71	11.61
3	6.96	6.96	41	6.93	11.99
4	6.74	6.74	42	6.71	11.59
5	6.96	6.96	43	6.71	11.58
6	6.74	6.74	44	6.93	11.96
7	6.74	6.74	45	6.70	11.61
8	6.96	6.96	46	6.93	11.99
9	6.74	6.74	47	6.70	11.59
10	6.96	6.97	48	6.70	11.58
11	6.74	6.74	49	7.42	12.81
12	6.74	6.74	50	6.70	11.56
13	7.20	7.20	51	6.92	11.98
14	6.74	6.74	52	6.69	11.58
15	6.96	6.96	53	6.92	11.96
16	6.74	6.74	54	6.69	11.56
17	6.96	6.96	55	6.69	11.55
18	6.73	6.74	56	6.91	11.92
19	6.73	6.74	57	6.69	11.52
20	6.96	6.96	58	6.91	11.90
21	6.73	9.15	59	6.69	11.50
22	6.95	9.46	60	6.68	11.49
23	6.73	9.15	61	7.14	12.27
24	6.73	9.14	62	6.68	11.46
25	7.45	10.12	63	6.90	11.83
26	6.72	9.13	64	6.68	11.44
27	6.95	10.26	65	6.90	11.81
28	6.72	9.92	66	6.68	11.41
29	6.95	10.25	67	6.67	11.40
30	6.72	9.91	68	6.89	11.77
31	6.72	9.91	69	6.67	11.37
32	6.94	10.23	70	6.89	11.74
33	6.72	10.84	71	6.67	11.35
34	6.94	11.19	72	6.67	11.34
35	6.72	10.82	73	7.38	12.54
36	6.71	10.81	74	6.66	11.31
37	7.43	11.96	75	6.88	11.67
38	6.71	10.80	76	6.66	11.28

(1) Assumes 6mLIBOR remains constant at 1.36% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans and cashflows are run to Optional Termination at the pricing speed.

Net WAC Cap (%) for Class A-2 Certificates

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	7.39	7.39	39	6.37	8.35
2	6.19	6.19	40	6.16	8.06
3	6.40	6.40	41	6.37	8.31
4	6.20	6.20	42	6.16	8.03
5	6.40	6.40	43	6.16	8.01
6	6.20	6.20	44	6.36	8.26
7	6.20	6.20	45	6.16	7.99
8	6.40	6.40	46	6.36	8.24
9	6.20	6.20	47	6.15	7.96
10	6.40	6.40	48	6.15	7.94
11	6.20	6.20	49	6.81	8.77
12	6.20	6.20	50	6.15	7.91
13	6.62	6.62	51	6.35	8.17
14	6.19	6.20	52	6.15	7.89
15	6.40	6.40	53	6.35	8.13
16	6.19	6.20	54	6.15	7.86
17	6.40	6.40	55	6.15	7.84
18	6.19	6.19	56	6.35	8.09
19	6.19	6.19	57	6.14	7.81
20	6.39	6.40	58	6.35	8.05
21	6.18	7.25	59	6.14	7.78
22	6.39	7.49	60	6.14	7.76
23	6.18	7.24	61	6.56	8.28
24	6.18	7.23	62	6.14	7.73
25	6.84	7.99	63	6.34	7.97
26	6.18	7.21	64	6.14	7.70
27	6.38	7.80	65	6.34	7.94
28	6.17	7.54	66	6.13	7.67
29	6.38	7.77	67	6.13	7.66
30	6.17	7.51	68	6.34	7.90
31	6.17	7.50	69	6.13	7.63
32	6.38	7.74	70	6.33	7.87
33	6.17	7.85	71	6.13	7.60
34	6.37	8.09	72	6.13	7.58
35	6.17	7.82	73	6.78	8.38
36	6.17	7.80	74	6.13	7.55
37	6.83	8.62	75	6.33	7.79
38	6.16	7.78	76	6.12	7.53

(1) Assumes 6mLIBOR remains constant at 1.36% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the pricing speed and no payments under the interest rate cap are received.

Net WAC Cap (%) for Class M Certificates [3][4]

Period	NWC[1]	NWC[2]	Period	NWC[1]	NWC[2]
1	7.86	7.86	39	6.76	10.89
2	6.59	6.59	40	6.54	10.52
3	6.81	6.81	41	6.76	10.86
4	6.59	6.59	42	6.54	10.49
5	6.81	6.81	43	6.53	10.47
6	6.59	6.59	44	6.75	10.80
7	6.59	6.59	45	6.53	10.47
8	6.81	6.81	46	6.75	10.81
9	6.59	6.59	47	6.53	10.44
10	6.81	6.81	48	6.52	10.42
11	6.59	6.59	49	7.22	11.52
12	6.59	6.59	50	6.52	10.39
13	7.04	7.05	51	6.74	10.75
14	6.59	6.59	52	6.52	10.39
15	6.81	6.81	53	6.73	10.71
16	6.58	6.59	54	6.51	10.35
17	6.80	6.81	55	6.51	10.33
18	6.58	6.58	56	6.73	10.66
19	6.58	6.58	57	6.51	10.29
20	6.80	6.80	58	6.72	10.62
21	6.57	8.62	59	6.50	10.26
22	6.79	8.90	60	6.50	10.24
23	6.57	8.60	61	6.95	10.92
24	6.57	8.59	62	6.50	10.20
25	7.27	9.50	63	6.71	10.52
26	6.57	8.58	64	6.49	10.16
27	6.78	9.55	65	6.71	10.48
28	6.56	9.23	66	6.49	10.13
29	6.78	9.52	67	6.49	10.11
30	6.56	9.21	68	6.70	10.42
31	6.56	9.20	69	6.48	10.07
32	6.77	9.49	70	6.69	10.38
33	6.55	9.95	71	6.48	10.03
34	6.77	10.26	72	6.47	10.01
35	6.55	9.92	73	7.17	11.06
36	6.55	9.91	74	6.47	9.97
37	7.25	10.95	75	6.68	10.28
38	6.54	9.88	76	6.47	9.93

(1) Assumes 6mLIBOR remains constant at 1.36% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the pricing speed and no payments under the interest rate cap are received.
(3) The Net WAC Cap was calculated as a per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of all the Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.
(4) Other than the Class MF-5 Certificates.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Warburg LLC

Asset Backed Finance	
Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Peter Faigl	212-713-2549
Glenn McIntyre	212-713-3180
Daniel Huang	212-713-3153
Olivier D'Meza	212-713-1427
ABS Trading & Syndicate	
Jack McCleary	212-713-4330
Eric Marcus	212-713-4002

Rating Agency Contacts

Scott Seewald (Fitch)	212-908-0838
Joseph Grohotolski (Moody's)	212-553-4619
Bridget Steers (S&P)	212-438-2610

MASTR

ABS New Issue Term Sheet

MASTR Asset Backed Securities Trust 2003-Opt1
Mortgage Pass-Through Certificates
Class M-3, Class M-4 and Class MV-5 Certificates

$44,938,000
(APPROXIMATE)

Option One Mortgage Corporation
(ORIGINATOR AND MASTER SERVICER)

Mortgage Asset Securitization Transactions, Inc.
(DEPOSITOR)

UBS Warburg Real Estate Securities Inc.
(MORTGAGE LOAN SELLER)

February 3, 2003

UBS Warburg

The analysis in this report is based on information provided by Option One Mortgage Corporation (the "Originator"). UBS Warburg LLC ("UBSW") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by UBSW and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and UBSW is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus Supplement and Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by UBSW in reliance upon information furnished by the Originator. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither UBSW nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY UBSW AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN UBSW). UBSW IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

MASTR Asset Backed Securities Trust 2003-OPT1
Mortgage Pass-Through Certificates
$44,938,000 (Approximate Offered Certificates)

Structure Overview

Class[1,2]	Approx. Size ($)[3]	Certificate Type	Expected WAL (years) Call[4]/Mat[4]	Expected Principal Window Start - Call[4] - Mat[4]	Legal Final Distribution Date	Expected Ratings S&P/ M / F
A-1[5,6]	940,093,000	FLT / SEN	Not Offered hereby		December 2032	AAA / Aaa / AAA
A-2[6]	349,107,000	FLT / SEN	Not Offered hereby		December 2032	AAA / Aaa / AAA
M-1[6,7]	58,600,000	FLT / MEZ	Not Offered hereby		December 2032	AA / Aa2 / AA
M-2[6,7]	51,275,000	FLT / MEZ	Not Offered hereby		December 2032	A / A2 / A
M-3[6,7]	21,975,000	FLT / MEZ	4.37 / 4.54	03/06 - 06/09 - 12/10	December 2032	BBB+ / Baa1 / BBB+
M-4[6,7]	18,313,000	FLT / MEZ	4.29 / 4.31	03/06 - 06/09 - 11/09	December 2032	BBB / Baa2 / BBB
MV-5[6,7]	4,650,000	FLT / MEZ	3.77 / 3.77	03/06 - 06/08	December 2032	BBB- / Baa3 / BBB-
MF-5[5,6,7]	10,000,000	FXD / MEZ	Not Offered hereby		December 2032	BBB- / Baa3 / BBB-

Notes:

(1) The Class A-1 Certificates are backed by the cash flow from a pool of conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class A-2 Certificates are backed by the cash flow from a pool of conforming and non-conforming balance, first and second lien, fixed-rate and adjustable-rate mortgage loans. The Class M-1, M-2, M-3, M-4, MV-5 and MF-5 Certificates are supported by all the mortgage loans.

(2) The Class A-1, A-2, M-1, M-2, M-3, M-4, MV-5 and MF-5 Certificates will be subject to the Net WAC Cap as described herein.

(3) The Approximate Size is subject to a permitted variance of plus or minus 5%.

(4) See the Pricing Speed below.

(5) Class A-1 Certificates and Class MF-5 Certificates are not offered hereby.

(6) After the Optional Termination Date, the margin on the Class A-1 Certificates will increase by 0.50%, the margin on the Class A-2 Certificates will increase to 2.0x its initial margin, the margin on the Class M-1, M-2, M-3, M-4, and MV-5 Certificates will increase to 1.5x their initial margin, and the coupon on the Class MF-5 Certificates will increase by 0.50%.

(7) The Class M-1, M-2, M-3, M-4, MV-5 and MF-5 Certificates are not expected to receive any principal distributions prior to the Stepdown Date.

Pricing Speed

Fixed-Rate Mortgage Loans	4.6% CPR growing to 23% CPR over 12 months and 23% CPR thereafter
Adjustable-Rate Mortgage Loans	4% CPR growing to 35% CPR over 18 months and 35% CPR thereafter

Transaction Overview

Issuer:	MASTR Asset Backed Securities Trust 2003-OPT1
Depositor:	Mortgage Asset Securitization Transactions, Inc.
Mortgage Loan Seller:	UBS Warburg Real Estate Securities Inc.
Mortgage Insurance Provider:	Radian Guaranty Inc. ("Radian")
Originator:	Option One Mortgage Corporation
Master Servicer:	Option One Mortgage Corporation
Trustee:	Wells Fargo Bank Minnesota, N.A.
Underwriters:	UBS Warburg LLC (Sole Manager);
Securities:	Approximately $1,289,200,000 senior floating-rate Certificates ("Class A Certificates", not offered hereby) and approximately $164,813,000 mezzanine Certificates ("Class M Certificates", including Class M-1, Class M-2 and Class MF-5 Certificates not offered hereby). The Class MV-5 and Class MF-5 Certificates are for purposes of this term sheet collectively known as the Class M-5 Certificates. The Class A-1 Certificates are backed by a pool of conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by a pool of conforming and non-conforming, first and second lien, fixed-rate and adjustable-rate mortgage loans ("Group II Mortgage Loans" and together with the Group I Mortgage Loans, the "Mortgage Loans"). The Class M Certificates are supported by all of the Mortgage Loans.
Collateral:	As of January 1, 2003 ("Statistical Calculation Date"), the Mortgage Loans will consist of approximately 9,895 adjustable-rate and fixed-rate, first lien or second lien, closed-end, mortgage loans, totaling approximately $1,473,762,286.97. The Mortgage Loans will be broken into two groups. The Group I Mortgage Loans will represent approximately 7,726 mortgage loans totaling $1,074,677,305.43 and the Group II Mortgage Loans will represent approximately 2,169 mortgage loans totaling $399,084,981.54. A small percentage of the Mortgage Loans may be delinquent as of January 31, 2003.
ERISA:	The offered certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA:	None of the Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.

Transaction Overview

Minimum Denominations:	$50,000 and integral multiples of $1 in excess thereof.
Expected Pricing:	On or about February [ ], 2003
Closing Date:	On or about February 27, 2003
Cut-off Date:	February 1, 2003
Record Date:	Class A, Class M-1, M-2, M-3, M-4 and MV-5 Certificates: The business day immediately preceding the Distribution Date. Class MF-5 Certificates: The last business day of the month preceding the month in which the Distribution Date occurs.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in March 2003.
Determination Date:	The Determination Date with respect to any Distribution Date is on the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the day after the Determination Date in the month preceding the month in which such Distribution Date falls (or, in the case of the first Distribution Date, from February 1, 2003) and ending on the Determination Date of the calendar month in which such Distribution Date falls.
Interest Accrual Period:	Class A, Class M-1, M-2, M-3, M-4 and MV-5 Certificates: Interest will initially accrue from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date based on an actual/360 day basis. The Class A Certificates and the Class M Certificates (other than the Class MF-5 Certificates) will initially settle flat (no accrued interest). Class MF-5 Certificates: Interest will accrue during the calendar month preceding the month of such Distribution Date based on a 30/360 day basis (24 day delay). The Class MF-5 Certificates will initially settle with accrued interest.
Administrative Fees:	The Servicing Fee calculated at the Servicing Fee Rate of 0.50% per annum, and the Trustee Fee calculated at the Trustee Fee Rate of 0.003% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Optional Termination:	The Master Servicer (or if the Master Servicer fails to exercise its option, the NIM Insurer, if any) may purchase all of the Mortgage Loans and REO properties and retire the certificates on or after the Optional Termination Date.
Optional Termination Date:	The first Distribution Date on which the aggregate principal balance of the Mortgage Loans, after giving effect to distributions to be made on that Distribution Date, is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Closing Date.

Credit Enhancement

Credit Enhancement:
1) Excess interest
2) Overcollateralization ("OC")
3) Subordination
4) Mortgage Insurance

Primary Mortgage Insurance Provider: As of the Statistical Calculation Date, approximately 68.58% of Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Radian Guaranty Inc. ("Radian"). For each of those Mortgage Loans, Radian provides insurance coverage down to 60% of the value of the related mortgaged property.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to 0.75% of the aggregate outstanding principal balance of the Mortgage Loans as of the Closing Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 1.50% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $7,325,000. If a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Stepdown Date: The earlier to occur of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (A) the Distribution Date in March 2006 and (B) the date that the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distributions of the Group I or Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to 24.0% for the Class A Certificates.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the OC) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I and Group II Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on the Distribution Date.

CREDIT ENHANCEMENT PERCENTAGE

Class	Closing Date	After Stepdown Date
A	12.00%	24.00%
M-1	8.00%	16.00%
M-2	4.50%	9.00%
M-3	3.00%	6.00%
M-4	1.75%	3.50%
M-5	0.75%	1.50%

Credit Enhancement

Trigger Event:

With respect to any Distribution Date, a Trigger Event is in effect if (i) the percentage obtained by dividing the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO properties and (4) Mortgage Loans discharged due to bankruptcy by the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month exceeds 16.00%, **or**
(ii) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment Date Occurring in	Percentage
March 2006 through February 2007	[2.00%]
March 2007 through February 2008	[3.00%]
March 2008 through February 2009	[3.75%]
March 2009 through February 2010	[4.25%]
March 2010 and thereafter	[4.50%]

Payment of Interest

Interest Payment Priority: On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i), from the Group I Interest Remittance Amount to the holders of the Class A-1 Certificates and from the Group II Interest Remittance Amount to the holders of the Class A-2 Certificates. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Interest Carry Forward Amount to the unrelated group;

(ii), from the combined remaining Interest Remittance Amount to the holders of the Class M-1 Certificates;

(iii), from the combined remaining Interest Remittance Amount to the holders of the Class M-2 Certificates;

(iv), from the combined remaining Interest Remittance Amount to the holders of the Class M-3 Certificates;

(v), from the combined remaining Interest Remittance Amount to the holders of the Class M-4 Certificates;

(vi), from the combined remaining Interest Remittance Amount to the holders of the Class MV-5 and Class MF-5 Certificates *pro rata* based on the amount of interest accrued.

Servicing Advances: The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to reimbursement for these advances, and therefore these advances are not a form of credit enhancement.

Basis Risk Shortfall: Because the adjustable-rate Mortgage Loans are based on 6 month LIBOR, with most having delayed first adjustments, and because the pass-through rates on the Class A, Class M-1, Class M-2, Class M-3, Class M-4, and Class MV-5 Certificates are based on one month LIBOR, the application of the Net WAC Cap could result in shortfalls of interest otherwise payable to the such Certificates in certain periods. This may also occur if 6 month LIBOR and 1 month LIBOR rise quickly since the Mortgage Pool cash flows are constrained by interim caps. If Basis Risk Shortfalls occur, they will be carried forward and such shortfalls will be paid on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date.

The Class A-2, Class M-1, Class M-2, Class M-3, Class M-4 and Class MV-5 Certificates will benefit from an interest rate cap pledged to the trust to mitigate their Basis Risk Shortfalls. The notional schedule for the interest rate cap is available at the end of the term sheet. The strike of the interest rate cap is 6.60%.

Net WAC Cap: <u>Class A Certificates</u>: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans in the case of the Class A-1 Certificates and the Expense Adjusted Net Mortgage Rates of the Group II Mortgage Loans in the case of the Class A-2 Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

<u>Class M Certificates:</u> The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and the Group II Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal amount of the related Class A Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Payment of Interest

Expense Adjusted Net Mortgage Rates:	The per annum rate equal to the weighted average of the mortgage rates of each Mortgage Loan minus (a) the Trustee Fee Rate (b) the Servicing Fee Rate and (c) the Mortgage Insurance premium, if any.

Payment of Principal

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Distribution Amount and the Group II Principal Distribution Amount shall be distributed:

(i), the Group I Principal Distribution Amount to the holders of the Class A-1 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-2 Certificates after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii), the Group II Principal Distribution Amount to the holders of the Class A-2 Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class A-1 Certificates after taking into account the distribution of the Group I Principal Distribution Amount described in (i) above;

(iii), to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i) and (ii) above until the Certificate Principal Balance thereof has been reduced to zero;

(iv), to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii) and (iii) above until the Certificate Principal Balance thereof has been reduced to zero;

(v), to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Certificate Principal Balance thereof has been reduced to zero; and

(vi), to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv) and (v) above until the Certificate Principal Balance thereof has been reduced to zero;

(vii), to the holders of the Class MV-5 and Class MF-5 Certificates *pro rata* based on their Certificate Principal Balances, any Group I and Group II Principal Distribution Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the holders of the Class A Certificates and the Mezzanine Certificates shall be entitled to receive distributions in respect of principal to the extent of the Group I Principal Distribution Amount and the Group II Principal Distribution Amount in the following amounts and order of priority, in each case to the extent of the Group I and Group II Principal Distribution Amount remaining:

(i), to the holders of the Class A-1 Certificates, the Class A-1 Principal Distribution Amount and to the holders of the Class A-2 Certificates, the Class A-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero. Any Class A-1 Principal Distribution Amount remaining undistributed will be paid the holders of the Class A-2 Certificates and any Class A-2 Principal Distribution Amount remaining undistributed will be paid the holders of the Class A-1 Certificates;

(ii), to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

Payment of Principal

(iii), to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv), to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v), to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi), to the holders of the Class MV-5 Certificates and the Class MF-5 Certificates, the Class M-5 Principal Distribution Amount *pro rata* based on their Certificate Principal Balances, until the Certificate Principal Balance thereof has been reduced to zero.

Monthly Excess Cashflow Distributions: With respect to any Distribution Date, any Net Monthly Excess Cashflow shall be distributed as follows:

(i), to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount allocated *pro rata* between the Group I Principal Distribution Amount and Group II Distribution Amount based on the amount of principal received from each Mortgage Loan Group, and distributable as part of the respective Group I or Group II Principal Distribution Amount;

(ii), to the holders of the Class M-1 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(iii), to the holders of the Class M-1 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iv), to the holders of the Class M-2 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(v), to the holders of the Class M-2 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(vi), to the holders of the Class M-3 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(vii), to the holders of the Class M-3 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(viii), to the holders of the Class M-4 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates;

(ix), to the holders of the Class M-4 Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(x), to the holders of the Class M-5 Certificates, in an amount equal to the Interest Carry Forward Amount allocable to such Certificates on a *pro rata* basis between the Class MV-5 Certificates and the Class MF-5 Certificates;

(xi), to the holders of the Class M-5 Certificates, in an amount equal to the previously allocated Realized Loss Amounts on a *pro rata* basis between the Class MV-5 Certificates and the Class MF-5 Certificates;

(xii), to make payments to the Net WAC Rate Carryover Reserve Account, to the extent required to distribute to the holders of the Offered Certificates any Net WAC Rate Carryover Amounts for such classes after taking into account any amounts received under the interest rate cap;

(xiii), to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Payment of Principal

Group I Principal Distribution Amount: The "Group I Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount: The "Group II Principal Distribution Amount" for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

In no event will the Principal Distribution Amount with respect to any Distribution Date be (x) less than zero or (y) greater than the then outstanding aggregate Certificate Principal Balance of the Class A Certificates and the Mezzanine Certificates.

Class A-1 Principal Distribution Amount: The "Class A-1 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 76.00% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $5,341,439.

Class A-2 Principal Distribution Amount: The "Class A-2 Principal Distribution Amount" is an amount equal to the excess of (x) the Certificate Principal Balance of the Class A-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 76.00% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $1,983,561.

Payment of Principal

Class M-1 Principal Distribution Amount: The "Class M-1 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A-1 and Class A-2 Principal Distribution Amount on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 84.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.

Class M-2 Principal Distribution Amount: The "Class M-2 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A-1, Class A-2 and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 91.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.

Class M-3 Principal Distribution Amount: The "Class M-3 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, and Class M-2 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (I) approximately 94.00% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.

Class M-4 Principal Distribution Amount: The "Class M-4 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, and Class M-3 Certificates (after taking into account the payment of the Class A-1, Class A-2, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 96.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.

Payment of Principal

Class M-5 Principal Distribution Amount:	The "Class M-5 Principal Distribution Amount" is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, and Class M-4 Certificates (after taking into account the payment of the Class A1, Class A2, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 98.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $7,325,000.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	9,895	
Aggregate Current Principal Balance:	$1,473,762,286.97	$25,431.96- $971,383.51
Average Current Principal Balance:	$148,940.10	
Aggregate Original Principal Balance:	$1,477,098,346.27	$50,001.00 - $975,000.00
Average Original Principal Balance:	$149,277.25	
Fully Amortizing Mortgage Loans:	99.96%	
1st Lien:	99.61%	
Wtd. Avg. Gross Coupon :	8.096%	5.500% - 13.700%
Wtd. Avg. Original Term (months):	355	120 – 360 months
Wtd. Avg. Remaining Term (months):	352	116 – 360 months
Margin (ARMs Only):	5.404%	2.700% - 11.290%
Maximum Interest Rate (ARMs Only) :	14.221%	11.500% - 19.600%
Minimum Interest Rate (ARMs Only) :	8.204%	5.250% - 13.600%
Wtd. Avg. Original LTV (1):	79.50%	12.24% - 100.00%
Loans with PMI Coverage:	68.58%	
Wtd. Avg. Borrower FICO:	601	475 – 811
Geographic Distribution (Top 5):	CA 18.31%	
	NY 12.41%	
	MA 8.95%	
	FL 7.28%	
	NJ 6.30%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	6,835	$ 1,066,281,492.87	72.35
3 Yr Fixed --> 6Mo LIBOR	506	63,795,286.54	4.33
6 Month LIBOR	6	1,842,137.09	0.12
Fixed	2,548	341,843,370.47	23.20
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	3,499	$ 260,167,409.99	17.61
100,000.01 - 150,000.00	2,648	329,806,377.42	22.33
150,000.01 - 200,000.00	1,697	295,101,775.47	19.98
200,000.01 - 250,000.00	863	193,160,501.89	13.08
250,000.01 - 300,000.00	525	144,176,153.50	9.76
300,000.01 - 350,000.00	278	90,412,001.00	6.12
350,000.01 - 400,000.00	189	70,741,548.00	4.79
400,000.01 - 450,000.00	96	40,759,433.00	2.76
450,000.01 - 500,000.00	68	32,748,846.00	2.22
500,000.01 - 550,000.00	9	4,647,100.00	0.31
550,000.01 - 600,000.00	11	6,381,600.00	0.43
600,000.01 - 650,000.00	3	1,916,000.00	0.13
650,000.01 - 700,000.00	2	1,346,600.00	0.09
700,000.01 - 750,000.00	3	2,201,750.00	0.15
800,000.01 - 850,000.00	2	1,637,500.00	0.11
900,000.01 - 950,000.00	1	918,750.00	0.06
950,000.01 - 1,000,000.00	1	975,000.00	0.07
Total:	**9,895**	**$ 1,477,098,346.27**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	6	$ 275,124.91	0.02
50,000.01 - 100,000.00	3,499	259,804,959.03	17.63
100,000.01 - 150,000.00	2,649	329,504,982.42	22.36
150,000.01 - 200,000.00	1,690	293,422,741.67	19.91
200,000.01 - 250,000.00	866	193,505,178.77	13.13
250,000.01 - 300,000.00	524	143,725,073.98	9.75
300,000.01 - 350,000.00	278	90,330,123.18	6.13
350,000.01 - 400,000.00	187	69,880,123.72	4.74
400,000.01 - 450,000.00	96	40,662,032.54	2.76
450,000.01 - 500,000.00	68	32,680,907.64	2.22
500,000.01 - 550,000.00	9	4,637,786.02	0.31
550,000.01 - 600,000.00	11	6,364,973.68	0.43
600,000.01 - 650,000.00	3	1,912,723.89	0.13
650,000.01 - 700,000.00	2	1,337,633.19	0.09
700,000.01 - 750,000.00	3	2,196,645.62	0.15
800,000.01 - 850,000.00	2	1,633,066.27	0.11
900,000.01 - 950,000.00	1	916,826.93	0.06
950,000.01 - 1,000,000.00	1	971,383.51	0.07
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 or less	15	$ 1,122,806.54	0.08
121 - 180	253	26,447,537.39	1.79
181 - 240	185	18,372,525.08	1.25
301 - 360	9,442	1,427,819,417.96	96.88
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	155	$ 27,171,281.30	1.84
6.000 - 6.499	420	76,655,090.71	5.20
6.500 - 6.999	1,094	199,793,134.38	13.56
7.000 - 7.499	990	168,495,175.92	11.43
7.500 - 7.999	1,698	278,012,454.40	18.86
8.000 - 8.499	1,312	194,438,470.45	13.19
8.500 - 8.999	1,645	228,631,257.04	15.51
9.000 - 9.499	902	115,683,263.97	7.85
9.500 - 9.999	861	101,299,437.51	6.87
10.000 - 10.499	332	36,036,632.40	2.45
10.500 - 10.999	278	29,186,860.74	1.98
11.000 - 11.499	103	9,180,193.03	0.62
11.500 - 11.999	64	5,352,141.96	0.36
12.000 - 12.499	15	1,491,874.53	0.10
12.500 - 12.999	18	1,748,471.28	0.12
13.000 - 13.499	6	437,004.62	0.03
13.500 - 13.999	2	149,542.73	0.01
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Original Loan-to-Value Ratios(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	38	$ 4,063,801.96	0.28
30.01 - 35.00	30	2,681,568.98	0.18
35.01 - 40.00	56	6,626,287.54	0.45
40.01 - 45.00	90	10,980,742.80	0.75
45.01 - 50.00	130	17,692,278.09	1.20
50.01 - 55.00	163	23,414,852.02	1.59
55.01 - 60.00	252	34,631,743.15	2.35
60.01 - 65.00	555	84,805,811.29	5.75
65.01 - 70.00	672	101,825,607.92	6.91
70.01 - 75.00	1,090	170,855,382.88	11.59
75.01 - 80.00	3,105	447,458,511.84	30.36
80.01 - 85.00	749	114,634,972.88	7.78
85.01 - 90.00	1,688	266,766,055.60	18.10
90.01 - 95.00	1,207	176,573,080.36	11.98
95.01 - 100.00	70	10,751,589.66	0.73
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	179	$ 20,500,800.03	1.39
460 - 479	1	189,719.92	0.01
480 - 499	3	276,283.68	0.02
500 - 519	895	125,395,044.08	8.51
520 - 539	1,145	161,049,115.88	10.93
540 - 559	1,111	160,648,506.41	10.90
560 - 579	1,036	148,234,795.34	10.06
580 - 599	1,042	155,160,375.11	10.53
600 - 619	1,124	167,733,087.16	11.38
620 - 639	1,031	162,620,723.80	11.03
640 - 659	746	117,268,089.57	7.96
660 - 679	501	80,088,655.48	5.43
680 - 699	380	60,581,255.55	4.11
700 - 719	300	50,820,229.78	3.45
720 - 739	165	28,756,840.62	1.95
740 - 759	122	19,659,095.95	1.33
760 - 779	71	9,546,796.38	0.65
780 - 799	36	4,534,290.92	0.31
800 - 819	7	698,581.31	0.05
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	1,295	$ 269,859,532.93	18.31
New York	896	182,875,588.25	12.41
Massachusetts	674	131,890,510.71	8.95
Florida	931	107,252,237.14	7.28
New Jersey	537	92,837,805.89	6.30
Texas	602	70,671,276.40	4.80
Michigan	533	56,316,573.57	3.82
Illinois	402	55,591,969.77	3.77
Virginia	246	41,571,210.02	2.82
Pennsylvania	340	37,968,331.98	2.58
Connecticut	235	37,945,581.12	2.57
Colorado	228	35,981,318.77	2.44
Ohio	349	34,609,399.83	2.35
North Carolina	254	27,978,031.15	1.90
Maryland	139	23,624,445.31	1.60
Arizona	188	23,135,977.24	1.57
Minnesota	143	19,853,992.86	1.35
Rhode Island	133	18,979,616.32	1.29
Washington	105	17,189,000.18	1.17
New Hampshire	108	17,088,045.69	1.16
Georgia	145	16,640,382.07	1.13
Indiana	164	15,419,602.49	1.05
Missouri	143	13,824,132.85	0.94
Nevada	87	13,164,699.05	0.89
Wisconsin	129	12,877,836.48	0.87
Maine	97	12,043,124.14	0.82
South Carolina	106	10,260,441.44	0.70
Oregon	62	9,880,661.96	0.67
Tennessee	106	9,390,012.07	0.64
Louisiana	71	8,277,724.50	0.56
Kentucky	71	6,969,733.15	0.47
Kansas	52	5,245,214.12	0.36
Utah	39	5,182,138.72	0.35
Vermont	48	5,084,405.59	0.34
Alabama	48	4,313,000.42	0.29
Delaware	26	3,332,792.18	0.23
Idaho	24	3,206,977.74	0.22
Mississippi	29	2,667,729.14	0.18
New Mexico	16	2,413,397.43	0.16
Iowa	22	1,884,165.51	0.13
Wyoming	14	1,748,390.49	0.12
Oklahoma	14	1,644,507.86	0.11
Nebraska	17	1,451,334.60	0.10
Alaska	8	1,429,319.81	0.10
Arkansas	10	914,557.98	0.06
Montana	6	720,066.73	0.05
Hawaii	1	402,998.76	0.03
West Virginia	1	97,605.40	0.01
South Dakota	1	54,889.16	0.00
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	9,257	$ 1,389,142,486.22	94.26
Non-Owner Occupied	525	65,658,244.34	4.46
Second Home	113	18,961,556.41	1.29
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	6,598	$ 929,759,003.69	63.09
Stated Income	3,214	531,192,578.23	36.04
Lite Documentation	83	12,810,705.05	0.87
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cashout	6,293	$ 945,286,905.91	64.14
Purchase	2,821	416,714,345.23	28.28
Refinance No Cash Out	781	111,761,035.83	7.58
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	1,394	$ 208,469,211.72	14.15
AA	4,691	732,251,678.02	49.69
A	1,874	271,785,174.60	18.44
B	1,422	194,749,754.52	13.21
C	335	44,751,793.48	3.04
CC	179	21,754,674.63	1.48
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	7,596	$ 1,102,109,306.13	74.78
2-4 Family	803	150,131,165.41	10.19
PUD	830	140,953,345.48	9.56
Condo	503	66,171,890.23	4.49
Manu. Housing / Mobile	163	14,396,579.72	0.98
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Prepayment Charge Term

Prepayment Charges Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,769	$ 269,836,008.89	18.31
12	321	58,379,366.08	3.96
24	5,837	885,670,746.79	60.10
30	30	6,919,077.00	0.47
36	1,932	251,211,075.33	17.05
48	1	87,992.34	0.01
60	5	1,658,020.54	0.11
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	9,416	$ 1,284,620,248.22	87.17
Non-conforming	479	189,142,038.75	12.83
Total:	**9,895**	**$ 1,473,762,286.97**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate Group I Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	7,726	
Aggregate Current Principal Balance:	$1,074,677,305.43	$25,431.96 - $509,698.40
Average Current Principal Balance:	$139,098.80	
Aggregate Original Principal Balance:	$1,076,969,883.80	$50,050.00 - $511,200.00
Average Original Principal Balance:	$139,395.53	
Fully Amortizing Mortgage Loans:	99.98%	
1st Lien:	99.87%	
Wtd. Avg. Gross Coupon :	8.223%	5.500% - 13.600%
Wtd. Avg. Original Term (months):	358	120 – 360 months
Wtd. Avg. Remaining Term (months):	355	117 – 360 months
Margin (ARMs Only):	5.467%	2.700% - 11.290%
Maximum Interest Rate (ARMs Only):	14.293%	11.500% - 19.600%
Minimum Interest Rate (ARMs Only) :	8.279%	5.500% - 13.600%
Wtd. Avg. Original LTV [(1)]:	79.78%	12.24% - 100.00%
Loans with PMI Coverage:	66.32%	
Wtd. Avg. Borrower FICO:	591	475 – 811
Geographic Distribution (Top 5):	CA 16.16%	
	NY 11.52%	
	MA 9.00%	
	FL 7.80%	
	NJ 6.29%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	6,392	$ 908,728,634.11	84.56
3 Yr Fixed --> 6Mo LIBOR	489	57,542,554.68	5.35
6 Month LIBOR	5	925,310.16	0.09
Fixed	840	107,480,806.48	10.00
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	2,728	$ 203,333,728.49	18.88
100,000.01 - 150,000.00	2,183	272,370,605.44	25.29
150,000.01 - 200,000.00	1,432	249,275,999.48	23.15
200,000.01 - 250,000.00	748	167,392,006.89	15.54
250,000.01 - 300,000.00	460	126,499,435.50	11.75
300,000.01 - 350,000.00	138	43,567,703.00	4.05
350,000.01 - 400,000.00	25	9,245,155.00	0.86
400,000.01 - 450,000.00	8	3,398,050.00	0.32
450,000.01 - 500,000.00	3	1,376,000.00	0.13
500,000.01 - 550,000.00	1	511,200.00	0.05
Total:	**7,726**	**$ 1,076,969,883.80**	**100.00**

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	3	$ 125,347.06	0.01
50,000.01 - 100,000.00	2,731	203,313,680.75	18.92
100,000.01 - 150,000.00	2,184	272,236,637.50	25.33
150,000.01 - 200,000.00	1,425	247,719,813.85	23.05
200,000.01 - 250,000.00	751	167,802,564.40	15.61
250,000.01 - 300,000.00	459	126,089,854.18	11.73
300,000.01 - 350,000.00	136	42,886,196.14	3.99
350,000.01 - 400,000.00	25	9,228,424.23	0.86
400,000.01 - 450,000.00	8	3,390,984.82	0.32
450,000.01 - 500,000.00	3	1,374,104.10	0.13
500,000.01 - 550,000.00	1	509,698.40	0.05
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 or less	6	$ 490,912.81	0.05
121 - 180	96	9,322,055.13	0.87
181 - 240	68	7,153,458.06	0.67
301 - 360	7,556	1,057,710,879.43	98.42
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Mortgage Rate %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	106	$ 17,086,038.78	1.59
6.000 - 6.499	228	37,724,788.07	3.51
6.500 - 6.999	710	119,394,517.88	11.11
7.000 - 7.499	724	112,745,739.45	10.49
7.500 - 7.999	1,327	202,064,901.58	18.80
8.000 - 8.499	1,112	157,573,688.55	14.66
8.500 - 8.999	1,378	183,429,837.00	17.07
9.000 - 9.499	779	96,175,964.98	8.95
9.500 - 9.999	721	84,380,777.68	7.85
10.000 - 10.499	280	28,469,542.06	2.65
10.500 - 10.999	215	22,163,147.67	2.06
11.000 - 11.499	78	7,183,521.63	0.67
11.500 - 11.999	40	3,404,043.39	0.32
12.000 - 12.499	9	1,041,216.92	0.10
12.500 - 12.999	13	1,370,260.82	0.13
13.000 - 13.499	5	384,238.08	0.04
13.500 - 13.999	1	85,080.89	0.01
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.500 – 2.999	4	$ 557,598.83	0.06
3.000 - 3.499	84	14,723,332.31	1.52
3.500 - 3.999	285	51,079,342.98	5.28
4.000 - 4.499	584	94,817,821.03	9.80
4.500 - 4.999	982	155,101,107.36	16.04
5.000 - 5.499	1,337	193,205,910.81	19.98
5.500 - 5.999	1,351	184,337,830.93	19.06
6.000 - 6.499	994	124,973,120.67	12.92
6.500 - 6.999	632	76,092,220.82	7.87
7.000 - 7.499	304	36,793,019.39	3.80
7.500 - 7.999	158	18,026,854.04	1.86
8.000 - 8.499	117	12,059,321.35	1.25
8.500 - 8.999	23	2,479,470.56	0.26
9.000 - 9.499	11	1,100,428.64	0.11
9.500 - 9.999	8	675,588.20	0.07
10.000 - 10.499	5	543,267.71	0.06
10.500 - 10.999	1	84,294.07	0.01
11.000 - 11.499	6	545,969.25	0.06
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-03	1	$ 164,573.92	0.02
2003-04	1	267,709.10	0.03
2003-05	3	493,027.14	0.05
2004-01	1	170,047.43	0.02
2004-03	1	160,384.38	0.02
2004-06	14	1,815,347.77	0.19
2004-07	34	5,189,856.53	0.54
2004-08	119	19,732,701.66	2.04
2004-09	791	116,520,449.36	12.05
2004-10	2,339	326,636,054.47	33.77
2004-11	3,088	437,899,378.12	45.28
2004-12	4	380,816.07	0.04
2005-06	2	111,925.09	0.01
2005-07	4	422,947.50	0.04
2005-08	8	979,379.09	0.10
2005-09	57	6,725,180.93	0.70
2005-10	168	21,221,777.11	2.19
2005-11	251	28,304,943.28	2.93
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 – 11.999	77	$ 12,983,131.58	1.34
12.000 - 12.499	163	28,790,586.97	2.98
12.500 - 12.999	546	95,221,561.88	9.85
13.000 - 13.499	598	95,601,899.00	9.88
13.500 - 13.999	1,184	182,149,838.98	18.83
14.000 - 14.499	1,025	146,391,445.87	15.14
14.500 - 14.999	1,289	172,483,254.07	17.83
15.000 - 15.499	730	90,312,717.47	9.34
15.500 - 15.999	676	80,078,404.40	8.28
16.000 - 16.499	272	28,633,623.22	2.96
16.500 - 16.999	192	21,685,596.24	2.24
17.000 - 17.499	68	6,543,611.98	0.68
17.500 - 17.999	37	3,302,874.43	0.34
18.000 - 18.499	13	1,332,873.97	0.14
18.500 - 18.999	10	1,215,759.92	0.13
19.000 - 19.499	5	384,238.08	0.04
19.500 - 19.999	1	85,080.89	0.01
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	78	$ 13,212,610.08	1.37
6.000 - 6.499	163	28,790,586.97	2.98
6.500 - 6.999	548	95,662,374.88	9.89
7.000 - 7.499	599	95,682,938.36	9.89
7.500 - 7.999	1,192	183,704,326.94	18.99
8.000 - 8.499	1,032	147,885,169.01	15.29
8.500 - 8.999	1,299	173,647,401.09	17.95
9.000 - 9.499	735	90,642,723.69	9.37
9.500 - 9.999	673	79,436,668.71	8.21
10.000 - 10.499	261	26,894,811.11	2.78
10.500 - 10.999	179	19,446,921.13	2.01
11.000 - 11.499	70	6,669,312.42	0.69
11.500 - 11.999	34	2,992,920.70	0.31
12.000 - 12.499	9	1,041,216.92	0.11
12.500 - 12.999	8	1,017,197.97	0.11
13.000 - 13.499	5	384,238.08	0.04
13.500 - 13.999	1	85,080.89	0.01
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	6	$ 1,035,476.05	0.11
3.000	6,878	965,791,965.87	99.85
4.000	1	139,578.53	0.01
6.000	1	229,478.50	0.02
Total:	**6,886**	**$ 967,196,498.95**	**100.00**

Original Loan-to-Value Ratios(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	23	$ 2,308,694.71	0.21
30.01 - 35.00	24	2,156,383.95	0.20
35.01 - 40.00	40	5,088,603.19	0.47
40.01 - 45.00	60	6,470,794.33	0.60
45.01 - 50.00	87	11,270,909.26	1.05
50.01 - 55.00	115	15,946,121.23	1.48
55.01 - 60.00	193	25,439,185.37	2.37
60.01 - 65.00	419	59,277,732.15	5.52
65.01 - 70.00	527	72,564,017.86	6.75
70.01 - 75.00	845	117,036,545.50	10.89
75.01 - 80.00	2,536	347,095,048.30	32.30
80.01 - 85.00	526	74,298,952.33	6.91
85.01 - 90.00	1,338	195,943,331.93	18.23
90.01 - 95.00	954	134,096,372.94	12.48
95.01 - 100.00	39	5,684,612.38	0.53
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	156	$ 17,529,173.38	1.63
460 - 479	1	189,719.92	0.02
480 - 499	3	276,283.68	0.03
500 - 519	783	106,326,240.27	9.89
520 - 539	1,007	136,726,316.99	12.72
540 - 559	965	131,685,358.51	12.25
560 - 579	872	117,540,158.83	10.94
580 - 599	860	119,613,464.50	11.13
600 - 619	880	123,558,673.63	11.50
620 - 639	751	107,865,418.69	10.04
640 - 659	517	75,362,787.58	7.01
660 - 679	311	44,749,959.97	4.16
680 - 699	237	34,568,435.52	3.22
700 - 719	171	26,274,239.77	2.44
720 - 739	91	14,866,688.64	1.38
740 - 759	71	11,095,411.23	1.03
760 - 779	28	3,635,180.55	0.34
780 - 799	18	2,306,893.85	0.21
800 - 819	4	506,899.92	0.05
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	929	$ 173,642,419.82	16.16
New York	660	123,830,102.93	11.52
Massachusetts	527	96,748,606.89	9.00
Florida	754	83,792,057.90	7.80
New Jersey	426	67,594,289.33	6.29
Texas	454	50,993,345.58	4.74
Michigan	438	46,440,632.20	4.32
Illinois	328	43,767,650.28	4.07
Virginia	196	29,611,665.29	2.76
Colorado	195	29,536,908.38	2.75
Connecticut	193	28,655,569.81	2.67
Pennsylvania	259	28,424,934.99	2.64
Ohio	261	26,462,738.54	2.46
North Carolina	197	20,835,239.94	1.94
Arizona	162	19,641,606.43	1.83
Maryland	113	17,649,238.80	1.64
Minnesota	124	16,792,891.81	1.56
Rhode Island	106	13,800,381.73	1.28
Georgia	119	13,470,872.99	1.25
Washington	87	13,396,844.06	1.25
New Hampshire	87	12,427,194.98	1.16
Indiana	133	12,211,767.04	1.14
Wisconsin	113	11,486,956.76	1.07
Missouri	119	11,270,249.97	1.05
Nevada	67	9,761,334.15	0.91
Maine	81	9,396,354.63	0.87
Oregon	50	7,499,002.24	0.70
South Carolina	74	7,138,334.98	0.66
Tennessee	77	7,006,063.70	0.65
Louisiana	48	4,717,824.43	0.44
Kansas	45	4,643,862.17	0.43
Kentucky	50	4,543,389.71	0.42
Vermont	38	4,137,890.93	0.39
Utah	30	3,832,970.79	0.36
Alabama	40	3,558,920.58	0.33
Delaware	19	2,418,111.61	0.23
Idaho	20	2,271,574.73	0.21
Mississippi	20	1,752,765.79	0.16
Iowa	19	1,609,023.22	0.15
Oklahoma	13	1,530,781.39	0.14
New Mexico	11	1,428,119.65	0.13
Wyoming	13	1,399,216.06	0.13
Alaska	7	1,279,088.20	0.12
Arkansas	9	852,434.66	0.08
Nebraska	11	815,035.76	0.08
Montana	4	601,039.60	0.06
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	7,246	$ 1,015,126,709.60	94.46
Non-Owner Occupied	395	47,181,445.57	4.39
Second Home	85	12,369,150.26	1.15
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	5,117	$ 682,479,651.74	63.51
Stated Income	2,547	383,495,558.35	35.68
Lite Documentation	62	8,702,095.34	0.81
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cashout	4,762	$ 675,480,859.88	62.85
Purchase	2,413	324,811,195.25	30.22
Refinance No Cash Out	551	74,385,250.30	6.92
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	692	$ 99,935,780.91	9.30
AA	3,710	531,744,601.58	49.48
A	1,566	213,811,780.11	19.90
B	1,282	169,512,870.57	15.77
C	315	40,697,986.04	3.79
CC	161	18,974,286.22	1.77
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	5,909	$ 800,047,066.33	74.45
2-4 Family	628	113,800,096.33	10.59
PUD	635	97,507,017.12	9.07
Condo	416	51,133,063.56	4.76
Manu. Housing / Mobile	138	12,190,062.09	1.13
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	1,307	$ 188,653,229.31	17.55
12	148	22,532,667.13	2.10
24	5,452	757,679,391.21	70.50
30	25	5,082,695.54	0.47
36	791	100,311,480.91	9.33
60	3	417,841.33	0.04
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	7,726	$ 1,074,677,305.43	100.00
Total:	**7,726**	**$ 1,074,677,305.43**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics for the adjustable rate and fixed rate Group II Mortgage Loans listed below are based on the Statistical Calculation Date scheduled balances.

	Summary Statistics	Range (if applicable)
Number of Mortgage Loans:	2,169	
Aggregate Current Principal Balance:	$399,084,981.54	$49,885.73 - $971,383.51
Average Current Principal Balance:	$183,994.92	
Aggregate Original Principal Balance:	$400,128,462.47	$50,001.00 - $975,000.00
Average Original Principal Balance:	$184,476.01	
Fully Amortizing Mortgage Loans:	99.92%	
1st Lien:	98.91%	
Wtd. Avg. Gross Coupon :	7.755%	5.500% - 13.700%
Wtd. Avg. Original Term (months):	349	120 – 360 months
Wtd. Avg. Remaining Term (months):	346	116 – 359 months
Margin (ARMs Only) :	5.033%	3.000% - 9.525%
Maximum Interest Rate (ARMs Only) :	13.798%	11.650% - 17.850%
Minimum Interest Rate (ARMs Only):	7.762%	5.250% - 11.850%
Wtd. Avg. Original LTV (1):	78.75%	17.28% - 100.00%
Loans with PMI Coverage:	74.66%	
Wtd. Avg. Borrower FICO:	625	500 – 809
Geographic Distribution (Top 5):	CA 24.11%	
	NY 14.80%	
	MA 8.81%	
	NJ 6.33%	
	FL 5.88%	

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2 Yr Fixed --> 6Mo LIBOR	443	$ 157,552,858.76	39.48
3 Yr Fixed --> 6Mo LIBOR	17	6,252,731.86	1.57
6 Month LIBOR	1	916,826.93	0.23
Fixed	1,708	234,362,563.99	58.72
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Principal Balance at Origination

Range of Principal Balances at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	771	$ 56,833,681.50	14.20
100,000.01 - 150,000.00	465	$ 57,435,771.98	14.35
150,000.01 - 200,000.00	265	$ 45,825,775.99	11.45
200,000.01 - 250,000.00	115	$ 25,768,495.00	6.44
250,000.01 - 300,000.00	65	$ 17,676,718.00	4.42
300,000.01 - 350,000.00	140	$ 46,844,298.00	11.71
350,000.01 - 400,000.00	164	$ 61,496,393.00	15.37
400,000.01 - 450,000.00	88	$ 37,361,383.00	9.34
450,000.01 - 500,000.00	65	$ 31,372,846.00	7.84
500,000.01 - 550,000.00	8	$ 4,135,900.00	1.03
550,000.01 - 600,000.00	11	$ 6,381,600.00	1.59
600,000.01 - 650,000.00	3	$ 1,916,000.00	0.48
650,000.01 - 700,000.00	2	$ 1,346,600.00	0.34
750,000.01 – 800,000.00	3	$ 2,201,750.00	0.55
850,000.01 - 900,000.00	2	$ 1,637,500.00	0.41
900,000.01 – 950,000.00	1	$ 918,750.00	0.23
950,000.01 – 1,000,000.00	1	$ 975,000.00	0.24
Total:	**2,169**	**$ 400,128,462.47**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Range of Remaining Principal Balances ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	3	$ 149,777.85	0.04
50,000.01 - 100,000.00	768	56,491,278.28	14.16
100,000.01 - 150,000.00	465	57,268,344.92	14.35
150,000.01 - 200,000.00	265	45,702,927.82	11.45
200,000.01 - 250,000.00	115	25,702,614.37	6.44
250,000.01 - 300,000.00	65	17,635,219.80	4.42
300,000.01 - 350,000.00	142	47,443,927.04	11.89
350,000.01 - 400,000.00	162	60,651,699.49	15.20
400,000.01 - 450,000.00	88	37,271,047.72	9.34
450,000.01 - 500,000.00	65	31,306,803.54	7.84
500,000.01 - 550,000.00	8	4,128,087.62	1.03
550,000.01 - 600,000.00	11	6,364,973.68	1.59
600,000.01 - 650,000.00	3	1,912,723.89	0.48
650,000.01 - 700,000.00	2	1,337,633.19	0.34
700,000.01 - 750,000.00	3	2,196,645.62	0.55
800,000.01 - 850,000.00	2	1,633,066.27	0.41
900,000.01 - 950,000.00	1	916,826.93	0.23
950,000.01 - 1,000,000.00	1	971,383.51	0.24
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Remaining Term

Range of Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
120 or less	9	$ 631,893.73	0.16
121 - 180	157	17,125,482.26	4.29
181 - 240	117	11,219,067.02	2.81
301 - 360	1,886	370,108,538.53	92.74
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rates %

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.500 – 5.999	49	$ 10,085,242.52	2.53
6.000 – 6.499	192	38,930,302.64	9.75
6.500 - 6.999	384	80,398,616.50	20.15
7.000 - 7.499	266	55,749,436.47	13.97
7.500 - 7.999	371	75,947,552.82	19.03
8.000 - 8.499	200	36,864,781.90	9.24
8.500 - 8.999	267	45,201,420.04	11.33
9.000 - 9.499	123	19,507,298.99	4.89
9.500 - 9.999	140	16,918,659.83	4.24
10.000 - 10.499	52	7,567,090.34	1.90
10.500 - 10.999	63	7,023,713.07	1.76
11.000 - 11.499	25	1,996,671.40	0.50
11.500 - 11.999	24	1,948,098.57	0.49
12.000 - 12.499	6	450,657.61	0.11
12.500 - 12.999	5	378,210.46	0.09
13.000 - 13.499	1	52,766.54	0.01
13.500 – 13.999	1	64,461.84	0.02
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Gross Margin %

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.000 - 3.499	16	$ 6,810,966.06	4.13
3.500 - 3.999	36	14,168,459.96	8.60
4.000 - 4.499	84	32,135,591.15	19.51
4.500 - 4.999	83	32,689,416.46	19.85
5.000 - 5.499	83	29,961,127.30	18.19
5.500 - 5.999	67	23,646,248.94	14.36
6.000 - 6.499	39	11,148,707.07	6.77
6.500 - 6.999	28	6,949,792.12	4.22
7.000 - 7.499	11	3,036,596.23	1.84
7.500 - 7.999	8	2,763,212.56	1.68
8.000 - 8.499	4	960,224.52	0.58
8.500 - 8.999	1	343,304.43	0.21
9.500 – 9.999	1	108,770.75	0.07
Total:	**461**	**$ 164,722,417.55**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Rate Adjustment

Month/Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-05	1	$ 916,826.93	0.56
2004-07	3	1,589,538.29	0.96
2004-08	15	5,693,189.99	3.46
2004-09	56	21,143,055.07	12.84
2004-10	163	55,394,932.35	33.63
2004-11	205	73,399,420.18	44.56
2004-12	1	332,722.88	0.20
2005-08	1	385,599.89	0.23
2005-09	3	1,249,543.00	0.76
2005-10	9	3,307,258.88	2.01
2005-11	4	1,310,330.09	0.80
Total:	**461**	**$ 164,722,417.55**	**100.00**

Maximum Rate %

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
11.500 – 11.999	8	$ 3,259,002.69	1.98
12.000 - 12.499	30	12,423,698.75	7.54
12.500 - 12.999	71	28,221,011.51	17.13
13.000 - 13.499	71	27,322,109.37	16.59
13.500 - 13.999	89	35,215,840.69	21.38
14.000 - 14.499	54	17,106,861.48	10.39
14.500 - 14.999	62	18,943,420.15	11.50
15.000 - 15.499	23	8,001,997.36	4.86
15.500 - 15.999	27	7,595,464.64	4.61
16.000 - 16.499	14	4,045,357.39	2.46
16.500 - 16.999	6	1,657,002.16	1.01
17.000 - 17.499	3	343,456.55	0.21
17.500 - 17.999	3	587,194.81	0.36
Total:	**461**	**$ 164,722,417.55**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Rate %

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	1	$ 398,969.15	0.24
5.500 – 5.999	8	3,259,002.69	1.98
6.000 - 6.499	31	12,826,143.91	7.79
6.500 - 6.999	71	28,221,011.51	17.13
7.000 - 7.499	70	26,919,664.21	16.34
7.500 - 7.999	92	36,394,475.34	22.09
8.000 - 8.499	54	17,059,231.39	10.36
8.500 - 8.999	64	19,784,560.61	12.01
9.000 - 9.499	23	8,043,422.40	4.88
9.500 - 9.999	22	5,575,689.53	3.38
10.000 - 10.499	13	3,652,593.29	2.22
10.500 - 10.999	7	2,000,306.59	1.21
11.000 – 11.499	3	343,456.55	0.21
11.500 - 11.999	2	243,890.38	0.15
Total:	**461**	**$ 164,722,417.55**	**100.00**

Initial Periodic Cap %

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	2	$ 1,355,475.15	0.82
3.000	459	163,366,942.40	99.18
Total:	**461**	**$ 164,722,417.55**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	15	$ 1,755,107.25	0.44
30.01 - 35.00	6	525,185.03	0.13
35.01 - 40.00	16	1,537,684.35	0.39
40.01 - 45.00	30	4,509,948.47	1.13
45.01 - 50.00	43	6,421,368.83	1.61
50.01 - 55.00	48	7,468,730.79	1.87
55.01 - 60.00	59	9,192,557.78	2.30
60.01 - 65.00	136	25,528,079.14	6.40
65.01 - 70.00	145	29,261,590.06	7.33
70.01 - 75.00	245	53,818,837.38	13.49
75.01 - 80.00	569	100,363,463.54	25.15
80.01 - 85.00	223	40,336,020.55	10.11
85.01 - 90.00	350	70,822,723.67	17.75
90.01 - 95.00	253	42,476,707.42	10.64
95.01 – 100.00	31	5,066,977.28	1.27
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien Mortgage Loans.

FICO Score at Origination

Range of FICO Scores	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	23	$ 2,971,626.65	0.74
500 – 519	112	19,068,803.81	4.78
520 – 539	138	24,322,798.89	6.09
540 – 559	146	28,963,147.90	7.26
560 – 579	164	30,694,636.51	7.69
580 – 599	182	35,546,910.61	8.91
600 – 619	244	44,174,413.53	11.07
620 – 639	280	54,755,305.11	13.72
640 – 659	229	41,905,301.99	10.50
660 – 679	190	35,338,695.51	8.85
680 - 699	143	26,012,820.03	6.52
700 - 719	129	24,545,990.01	6.15
720 - 739	74	13,890,151.98	3.48
740 - 759	51	8,563,684.72	2.15
760 - 779	43	5,911,615.83	1.48
780 – 799	18	2,227,397.07	0.56
800 - 819	3	191,681.39	0.05
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	366	$ 96,217,113.11	24.11
New York	236	59,045,485.32	14.80
Massachusetts	147	35,141,903.82	8.81
New Jersey	111	25,243,516.56	6.33
Florida	177	23,460,179.24	5.88
Texas	148	19,677,930.82	4.93
Virginia	50	11,959,544.73	3.00
Illinois	74	11,824,319.49	2.96
Michigan	95	9,875,941.37	2.47
Pennsylvania	81	9,543,396.99	2.39
Connecticut	42	9,290,011.31	2.33
Ohio	88	8,146,661.29	2.04
North Carolina	57	7,142,791.21	1.79
Colorado	33	6,444,410.39	1.61
Maryland	26	5,975,206.51	1.50
Rhode Island	27	5,179,234.59	1.30
New Hampshire	21	4,660,850.71	1.17
Washington	18	3,792,156.12	0.95
Louisiana	23	3,559,900.07	0.89
Arizona	26	3,494,370.81	0.88
Nevada	20	3,403,364.90	0.85
Indiana	31	3,207,835.45	0.80
Georgia	26	3,169,509.08	0.79
South Carolina	32	3,122,106.46	0.78
Minnesota	19	3,061,101.05	0.77
Maine	16	2,646,769.51	0.66
Missouri	24	2,553,882.88	0.64
Kentucky	21	2,426,343.44	0.61
Tennessee	29	2,383,948.37	0.60
Oregon	12	2,381,659.72	0.60
Wisconsin	16	1,390,879.72	0.35
Utah	9	1,349,167.93	0.34
New Mexico	5	985,277.78	0.25
Vermont	10	946,514.66	0.24
Idaho	4	935,403.01	0.23
Mississippi	9	914,963.35	0.23
Delaware	7	914,680.57	0.23
Alabama	8	754,079.84	0.19
Nebraska	6	636,298.84	0.16
Kansas	7	601,351.95	0.15
Hawaii	1	402,998.76	0.10
Wyoming	1	349,174.43	0.09
Iowa	3	275,142.29	0.07
Alaska	1	150,231.61	0.04
Montana	2	119,027.13	0.03
Oklahoma	1	113,726.47	0.03
West Virginia	1	97,605.40	0.02
Arkansas	1	62,123.32	0.02
South Dakota	1	54,889.16	0.01
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Owner Occupied	2,011	$ 374,015,776.62	93.72
Non-Owner Occupied	130	18,476,798.77	4.63
Second Home	28	6,592,406.15	1.65
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Documentation Type

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	1,481	$ 247,279,351.95	61.96
Stated Income	667	147,697,019.88	37.01
Lite Documentation	21	4,108,609.71	1.03
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Loan Purpose

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance Cashout	1,531	$ 269,806,046.03	67.61
Purchase	408	91,903,149.98	23.03
Refinance No Cash Out	230	37,375,785.53	9.37
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Credit Grade

Risk Category	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
AA+	702	$ 108,533,430.81	27.20
AA	981	200,507,076.44	50.24
A	308	57,973,394.49	14.53
B	140	25,236,883.95	6.32
C	20	4,053,807.44	1.02
CC	18	2,780,388.41	0.70
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Type

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,687	$ 302,062,239.80	75.69
PUD	195	43,446,328.36	10.89
2-4 Family	175	36,331,069.08	9.10
Condo	87	15,038,826.67	3.77
Manu. Housing	25	2,206,517.63	0.55
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Prepayment Charge Term

Prepayment Charge Term at Origination (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	462	$ 81,182,779.58	20.34
12	173	35,846,698.95	8.98
24	385	127,991,355.58	32.07
30	5	1,836,381.46	0.46
36	1,141	150,899,594.42	37.81
48	1	87,992.34	0.02
60	2	1,240,179.21	0.31
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Conforming Balance

Balance	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Conforming	1,690	$ 209,942,942.79	52.61
Non-conforming	479	189,142,038.75	47.39
Total:	**2,169**	**$ 399,084,981.54**	**100.00**

Sensitivity Analysis

To Optional Termination

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.31	5.64	**4.37**	3.74	3.46
Principal Window	Mar07 - Aug15	Mar06 - Aug11	**Mar06 - Jun09**	Apr06 - Jan08	May06 - Feb07

Class M-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.20	5.56	**4.29**	3.66	3.35
Principal Window	Mar07 - Aug15	Mar06 - Aug11	**Mar06 - Jun09**	Mar06 - Jan08	Apr06 - Feb07

Class MV-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	7.16	4.85	**3.77**	3.27	3.11
Principal Window	Mar07 - Oct13	Mar06 - May10	**Mar06 - Jun08**	Mar06 - Apr07	Mar06 - Jul06

Sensitivity Analysis

To Maturity

Class M-3 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.63	5.88	**4.54**	3.87	3.56
Principal Window	Mar07 - Jul18	Mar06 - Sep13	**Mar06 - Dec10**	Apr06 - Mar09	May06 - Jan08

Class M-4 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	8.23	5.59	**4.31**	3.68	3.36
Principal Window	Mar07 - Jul16	Mar06 - Apr12	**Mar06 - Nov09**	Mar06 - May08	Apr06 - May07

Class MV-5 Certificates

Pricing Speed	50%	75%	**100%**	125%	150%
WAL	7.16	4.85	**3.77**	3.27	3.11
Principal Window	Mar07 - Oct13	Mar06 - May10	**Mar06 - Jun08**	Mar06 - Apr07	Mar06 - Jul06

Interest Rate Cap Notional Schedule

Period	Cap Notional Schedule
1	437,445,000
2	434,295,000
3	430,662,000
4	426,554,000
5	421,979,000
6	416,949,000
7	411,479,000
8	405,586,000
9	399,288,000
10	392,718,000
11	386,006,000
12	379,165,000
13	372,208,000
14	365,150,000
15	358,008,000
16	350,941,000
17	344,095,000
18	337,463,000
19	331,040,000
20	324,818,000
21	318,790,000
22	312,951,000
23	307,293,000
24	152,254,000
25	0

Net WAC Cap (%) for Class M Certificates (3)(4)

Period	NWC(1)	NWC(2)	Period	NWC(1)	NWC(2)
1	7.86	7.86	39	6.76	10.89
2	6.59	6.59	40	6.54	10.52
3	6.81	6.81	41	6.76	10.86
4	6.59	6.59	42	6.54	10.49
5	6.81	6.81	43	6.53	10.47
6	6.59	6.59	44	6.75	10.80
7	6.59	6.59	45	6.53	10.47
8	6.81	6.81	46	6.75	10.81
9	6.59	6.59	47	6.53	10.44
10	6.81	6.81	48	6.52	10.42
11	6.59	6.59	49	7.22	11.52
12	6.59	6.59	50	6.52	10.39
13	7.04	7.05	51	6.74	10.75
14	6.59	6.59	52	6.52	10.39
15	6.81	6.81	53	6.73	10.71
16	6.58	6.59	54	6.51	10.35
17	6.80	6.81	55	6.51	10.33
18	6.58	6.58	56	6.73	10.66
19	6.58	6.58	57	6.51	10.29
20	6.80	6.80	58	6.72	10.62
21	6.57	8.62	59	6.50	10.26
22	6.79	8.90	60	6.50	10.24
23	6.57	8.60	61	6.95	10.92
24	6.57	8.59	62	6.50	10.20
25	7.27	9.50	63	6.71	10.52
26	6.57	8.58	64	6.49	10.16
27	6.78	9.55	65	6.71	10.48
28	6.56	9.23	66	6.49	10.13
29	6.78	9.52	67	6.49	10.11
30	6.56	9.21	68	6.70	10.42
31	6.56	9.20	69	6.48	10.07
32	6.77	9.49	70	6.69	10.38
33	6.55	9.95	71	6.48	10.03
34	6.77	10.26	72	6.47	10.01
35	6.55	9.92	73	7.17	11.06
36	6.55	9.91	74	6.47	9.97
37	7.25	10.95	75	6.68	10.28
38	6.54	9.88	76	6.47	9.93

(1) Assumes 6mLIBOR remains constant at 1.36% and the cashflows are run to Optional Termination at the pricing speed.
(2) Assumes 6mLIBOR increases to a level beyond the maximum allowable under the Mortgage Loans, the cashflows are run to Optional Termination at the pricing speed and no payments under the interest rate cap are received.
(3) The Net WAC Cap was calculated as a per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of all the Mortgage Loans, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.
(4) Other than the Class MF-5 Certificates.

FOR ADDITIONAL INFORMATION PLEASE CALL:

UBS Warburg LLC

Asset Backed Finance	
Shahid Quraishi	212-713-2728
Jay Lown	212-713-3670
Peter Faigl	212-713-2549
Glenn McIntyre	212-713-3180
Daniel Huang	212-713-3153
Olivier D'Meza	212-713-1427
ABS Trading & Syndicate	
Jack McCleary	212-713-4330
Eric Marcus	212-713-4002

Rating Agency Contacts

Scott Seewald (Fitch)	212-908-0838
Joseph Grohotolski (Moody's)	212-553-4619
Bridget Steers (S&P)	212-438-2610

Collateral Stratification Report
MASTR 2003 - OPT1- Fix loans

FICO Scores	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
0 - 0	$3,142,249.12	0.90	80.71	8.264	$108,353.42	1.648
481 - 500	311,712.18	0.09	78.98	9.356	77,928.05	0.000
501 - 520	11,261,710.23	3.24	72.82	9.549	108,285.68	1.218
521 - 540	17,017,080.51	4.89	72.78	9.043	111,954.48	0.905
541 - 560	18,383,664.18	5.29	73.02	8.643	123,380.30	0.823
561 - 580	21,664,597.22	6.23	76.09	8.691	120,358.87	1.004
581 - 600	24,295,011.67	6.99	75.39	8.534	119,679.86	0.516
601 - 620	35,020,673.84	10.07	77.61	7.978	127,347.90	0.516
621 - 640	42,887,408.72	12.34	78.16	7.690	135,291.51	0.244
641 - 660	39,118,290.04	11.25	80.03	7.315	138,717.34	0.349
661 - 680	33,615,732.97	9.67	79.26	7.132	144,895.40	0.112
681 - 700	32,434,015.76	9.33	81.02	7.190	148,779.89	0.106
701 - 720	30,292,312.73	8.71	83.76	7.131	161,990.98	0.071
721 - 740	16,389,466.75	4.71	82.14	7.088	162,271.95	0.081
741 - 760	10,704,266.14	3.08	77.65	6.748	140,845.61	0.000
761 - 780	7,407,586.10	2.13	79.18	6.746	123,459.77	0.000
781 - 800	3,307,173.13	0.95	74.10	6.758	127,198.97	0.000
801 - 820	416,733.15	0.12	84.76	6.811	83,346.63	0.000
Total:	$347,669,684.44	100.00	78.33	7.745	$133,719.11	0.393

Minimum: 500
Maximum: 811
Average: 627

Collateral Stratification Report
MASTR 2003 - OPT1- Fix loans

LTV	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
10.001 - 15.000	$59,920.83	0.02	12.24	8.100	$59,920.83	0.000
15.001 - 20.000	119,824.91	0.03	18.48	10.650	59,912.46	0.000
20.001 - 25.000	406,024.63	0.12	22.91	7.906	67,670.77	1.642
25.001 - 30.000	1,184,036.73	0.34	29.19	6.924	118,403.67	0.000
30.001 - 35.000	1,202,693.50	0.35	32.84	7.590	85,906.68	0.592
35.001 - 40.000	2,274,363.47	0.65	37.90	7.293	98,885.37	0.461
40.001 - 45.000	4,515,153.99	1.30	42.69	7.591	118,819.84	0.092
45.001 - 50.000	6,962,400.10	2.00	47.79	7.313	120,041.38	0.257
50.001 - 55.000	8,049,184.84	2.32	52.57	7.647	127,764.84	0.426
55.001 - 60.000	9,616,182.30	2.77	57.63	7.447	123,284.39	0.083
60.001 - 65.000	26,249,919.10	7.55	63.32	7.559	152,615.81	0.343
65.001 - 70.000	25,288,890.40	7.27	68.70	7.507	146,178.56	0.414
70.001 - 75.000	34,554,009.51	9.94	73.90	7.727	134,976.60	0.369
75.001 - 80.000	84,451,340.81	24.29	79.46	7.980	126,046.78	0.496
80.001 - 85.000	35,571,944.90	10.23	84.26	7.463	136,815.17	0.466
85.001 - 90.000	55,338,685.64	15.92	89.44	7.837	140,097.94	0.406
90.001 - 95.000	43,270,411.54	12.45	94.62	7.869	133,550.65	0.274
95.001 - 100.000	8,554,697.24	2.46	99.88	7.782	150,082.41	0.315
Total:	$347,669,684.44	100.00	78.33	7.745	$133,719.11	0.393

Document Type	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA rate	Avg Bal	WA MARGIN	WA LTV
Full	$243,813,247.47	70.13	636	7.642	$129,481.28	0.449	79.84
Stated Income	101,903,164.18	29.31	652	7.984	145,784.21	0.253	75.03
Lite	1,953,272.79	0.56	609	8.124	108,515.16	0.653	62.44
Total:	$347,669,684.44	100.00	640	7.745	$133,719.11	0.393	78.33

LTV gt 85	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN	WA FICO
Full	$89,105,428.28	83.15	92.505	7.792	$134,397.33	0.365	648
Stated Income	18,058,366.14	16.85	91.667	8.109	159,808.55	0.251	702
Total:	$107,163,794.42	100.00	92.364	7.846	$138,097.67	0.345	657

Minimum: 85.470
Maximum: 100.000
Average: 92.400

Collateral Stratification Report
MASTR 2003 - OPT1- ARM loans

FICO Scores	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
0 - 0	$20,116,783.05	1.73	79.03	8.893	$111,759.91	5.961
461 - 480	189,719.92	0.02	64.63	7.550	189,719.92	5.000
481 - 500	4,262,579.98	0.37	77.19	9.371	118,405.00	6.504
501 - 520	126,281,506.30	10.83	75.11	8.912	145,485.61	5.991
521 - 540	148,757,541.37	12.76	76.20	8.809	144,005.36	5.926
541 - 560	148,081,098.17	12.70	76.96	8.639	147,491.13	5.888
561 - 580	132,340,446.44	11.35	77.65	8.339	147,536.73	5.564
581 - 600	130,907,847.11	11.23	80.28	8.013	153,287.88	5.240
601 - 620	135,364,316.57	11.61	82.62	7.838	154,879.08	5.101
621 - 640	123,119,338.61	10.56	84.24	7.679	169,585.87	4.890
641 - 660	76,184,536.54	6.53	83.36	7.684	168,177.78	4.879
661 - 680	46,297,100.91	3.97	84.67	7.510	173,397.38	4.716
681 - 700	28,917,355.57	2.48	86.98	7.603	172,127.12	4.863
701 - 720	21,601,916.91	1.85	86.40	7.623	184,631.77	4.706
721 - 740	11,735,702.39	1.01	88.10	7.832	192,388.56	4.863
741 - 760	7,900,836.17	0.68	86.18	7.644	197,520.90	4.878
761 - 780	2,694,685.02	0.23	80.07	7.260	179,645.67	4.469
781 - 800	1,181,817.22	0.10	82.32	7.111	131,313.02	4.117
801 - 820	107,363.50	0.01	95.00	6.900	107,363.50	4.000
Total:	$1,166,042,491.75	100.00	79.91	8.227	$153,345.94	5.419

Minimum: 475
Maximum: 810
Average: 570

Collateral Stratification Report
MASTR 2003 - OPT1- ARM loans

LTV	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
15.001 - 20.000	$52,093.33	0.00	17.67	7.990	$52,093.33	5.400
20.001 - 25.000	761,289.63	0.07	23.76	7.523	152,257.93	4.590
25.001 - 30.000	1,480,611.90	0.13	28.13	8.519	113,893.22	5.563
30.001 - 35.000	1,478,875.48	0.13	32.78	8.076	92,429.72	5.139
35.001 - 40.000	4,796,512.50	0.41	38.10	8.079	137,043.21	5.183
40.001 - 45.000	6,465,588.81	0.55	43.10	8.099	124,338.25	5.275
45.001 - 50.000	10,729,877.99	0.92	47.59	7.992	149,026.08	5.108
50.001 - 55.000	15,605,199.80	1.34	53.19	7.926	151,506.79	5.003
55.001 - 60.000	25,793,130.47	2.21	57.97	8.265	143,295.17	5.321
60.001 - 65.000	60,586,265.17	5.20	63.64	8.353	151,845.28	5.496
65.001 - 70.000	78,678,091.84	6.75	69.00	8.108	153,070.22	5.113
70.001 - 75.000	140,523,411.23	12.05	74.33	8.222	162,267.22	5.384
75.001 - 80.000	378,508,585.25	32.46	79.70	8.282	147,912.69	5.385
80.001 - 85.000	80,959,616.33	6.94	84.64	8.106	159,369.32	5.428
85.001 - 90.000	216,637,340.77	18.58	89.80	8.245	162,518.64	5.533
90.001 - 95.000	139,780,493.00	11.99	94.82	8.196	150,788.02	5.604
95.001 - 100.000	3,205,508.25	0.27	99.36	8.157	152,643.25	5.657
Total:	$1,166,042,491.75	100.00	79.91	8.227	$153,345.94	5.419

Document Type	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA rate	Avg Bal	WA MARGIN	WA LTV
Full	$710,967,074.44	60.97	578	8.171	$144,417.44	5.496	81.49
Stated Income	443,447,944.97	38.03	603	8.300	169,643.44	5.288	77.54
Lite	11,627,472.34	1.00	580	8.888	173,544.36	5.683	73.84
Total:	$1,166,042,491.75	100.00	588	8.227	$153,345.94	5.419	79.91

LTV gt 85	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN	WA FICO
Full	$276,791,390.65	76.97	92.160	8.233	$150,022.43	5.636	587
Stated Income	82,696,152.99	23.00	90.752	8.202	190,544.13	5.314	667
Lite	135,798.38	0.04	88.660	7.353	67,899.19	4.466	721
Total:	$359,623,342.02	100.00	91.835	8.225	$157,660.39	5.562	605

Minimum: 85.240
Maximum: 100.000
Average: 91.948

Collateral Stratification Report
MASTR 2003-OO1 no MI loans

Pool Summary	COUNT	UPB	%
Conforming	2547	$338,261,587.11	88.71%
Non Conforming	121	43,059,131.58	11.29
Total:	2668	$381,320,718.69	100.00%

Data as of Date: 2003-01-01
AVG UPB: $142,923.81
GROSS WAC: 8.8354%
WA LTV: 78.79%
% FICO > 679: 1.10%
% NO FICO: 5.63%
WA FICO: 540
% FIRST LIEN: 98.80%
CALIFORNIA %: 19.80%

Product Type	COUNT	UPB	%
2 Yr Fixed --> 6Mo LIBOR	2140	$319,728,247.61	83.85%
3 Yr ARM --> 6Mo LIBOR	174	21,327,134.01	5.59
15/6 Libor	54	5,124,129.64	1.34
6 Month LIBOR	1	267,709.10	0.07
Fixed	299	34,873,498.33	9.15
Total:	2668	$381,320,718.69	100.00%

Original Balance	COUNT	UPB	%
$50,000.01 - $100,000.00	1034	$75,659,119.36	19.84%
$100,000.01 - $150,000.00	666	82,369,987.82	21.60
$150,000.01 - $200,000.00	439	76,277,827.20	20.00
$200,000.01 - $250,000.00	246	54,624,754.95	14.33
$250,000.01 - $300,000.00	128	34,900,783.80	9.15
$300,000.01 - $350,000.00	72	23,350,856.71	6.12
$350,000.01 - $400,000.00	51	18,965,773.12	4.97
$400,000.01 - $450,000.00	13	5,449,220.63	1.43
$450,000.01 - $500,000.00	14	6,677,766.20	1.75
$500,000.01 - $550,000.00	1	502,985.98	0.13
$550,000.01 - $600,000.00	2	1,130,088.95	0.30
$650,000.01 - $700,000.00	1	664,339.19	0.17
$700,000.01 - $750,000.00	1	747,214.78	0.20
Total:	2668	$381,320,718.69	100.00%

Minimum: $50,050.00
Maximum: $749,250.00
Average: $143,181.05

Unpaid Balance	COUNT	UPB	%
$1.01 - $250,000.00	2385	$288,931,689.33	75.77%
$250,000.01 - $300,000.00	129	35,200,754.85	9.23
$300,000.01 - $350,000.00	71	23,050,885.66	6.05
$350,000.01 - $400,000.00	51	18,965,773.12	4.97
$400,000.01 - $450,000.00	13	5,449,220.63	1.43
$450,000.01 - $500,000.00	14	6,677,766.20	1.75
$500,000.01 - $550,000.00	1	502,985.98	0.13
$550,000.01 - $600,000.00	2	1,130,088.95	0.30
$650,000.01 - $700,000.00	1	664,339.19	0.17
$700,000.01 - $750,000.00	1	747,214.78	0.20
Total:	2668	$381,320,718.69	100.00%

Minimum: $49,995.01
Maximum: $747,214.78
Average: $142,923.81

Collateral Stratification Report
MASTR 2003-OO1 no MI loans

Gross Rate	COUNT	UPB	%
5.501% - 5.750%	1	$359,232.10	0.09%
5.751% - 6.000%	10	1,751,678.84	0.46
6.001% - 6.250%	6	985,947.25	0.26
6.251% - 6.500%	15	4,048,806.01	1.06
6.501% - 6.750%	33	7,336,288.37	1.92
6.751% - 7.000%	65	13,752,113.77	3.61
7.001% - 7.250%	45	9,264,043.99	2.43
7.251% - 7.500%	90	16,407,933.35	4.30
7.501% - 7.750%	107	19,287,054.43	5.06
7.751% - 8.000%	167	30,317,665.56	7.95
8.001% - 8.250%	112	18,371,596.73	4.82
8.251% - 8.500%	227	34,626,389.73	9.08
8.501% - 8.750%	191	29,144,357.92	7.64
8.751% - 9.000%	267	38,251,317.74	10.03
9.001% - 9.250%	164	20,505,836.02	5.38
9.251% - 9.500%	232	32,202,119.75	8.44
9.501% - 9.750%	187	23,727,208.93	6.22
9.751% - 10.000%	228	26,906,512.85	7.06
10.001% - 10.250%	106	12,364,675.31	3.24
10.251% - 10.500%	100	10,710,283.13	2.81
10.501% - 10.750%	85	9,289,725.80	2.44
10.751% - 11.000%	80	8,060,668.63	2.11
11.001% - 11.250%	41	4,079,936.70	1.07
11.251% - 11.500%	28	2,571,855.83	0.67
11.501% - 11.750%	28	2,405,757.49	0.63
11.751% - 12.000%	21	1,774,632.12	0.47
12.001% - 12.250%	3	222,626.47	0.06
12.251% - 12.500%	11	1,144,395.83	0.30
12.501% - 12.750%	8	752,873.23	0.20
12.751% - 13.000%	3	235,667.01	0.06
13.251% - 13.500%	3	165,158.34	0.04
13.501% - 13.750%	2	149,542.73	0.04
14.001% - 14.250%	1	51,981.61	0.01
14.251% - 14.500%	1	94,835.12	0.02
Total:	2668	$381,320,718.69	100.00%

Minimum: 5.650%
Maximum: 14.350%
Weighted Average: 8.835%

Net Rate	COUNT	UPB	%
5.001% - 5.250%	1	$359,232.10	0.09%
5.251% - 5.500%	10	1,751,678.84	0.46
5.501% - 5.750%	6	985,947.25	0.26
5.751% - 6.000%	15	4,048,806.01	1.06
6.001% - 6.250%	33	7,336,288.37	1.92
6.251% - 6.500%	65	13,752,113.77	3.61
6.501% - 6.750%	45	9,264,043.99	2.43
6.751% - 7.000%	90	16,407,933.35	4.30
7.001% - 7.250%	107	19,287,054.43	5.06
7.251% - 7.500%	167	30,317,665.56	7.95
7.501% - 7.750%	112	18,371,596.73	4.82
7.751% - 8.000%	227	34,626,389.73	9.08
8.001% - 8.250%	191	29,144,357.92	7.64
8.251% - 8.500%	267	38,251,317.74	10.03
8.501% - 8.750%	164	20,505,836.02	5.38
8.751% - 9.000%	232	32,202,119.75	8.44
9.001% - 9.250%	187	23,727,208.93	6.22
9.251% - 9.500%	228	26,906,512.85	7.06
9.501% - 9.750%	106	12,364,675.31	3.24
9.751% - 10.000%	100	10,710,283.13	2.81
10.001% - 10.250%	85	9,289,725.80	2.44
10.251% - 10.500%	80	8,060,668.63	2.11
10.501% - 10.750%	41	4,079,936.70	1.07
10.751% - 11.000%	28	2,571,855.83	0.67
11.001% - 11.250%	28	2,405,757.49	0.63
11.251% - 11.500%	21	1,774,632.12	0.47
11.501% - 11.750%	3	222,626.47	0.06
11.751% - 12.000%	11	1,144,395.83	0.30
12.001% - 12.250%	8	752,873.23	0.20
12.251% - 12.500%	3	235,667.01	0.06
12.751% - 13.000%	3	165,158.34	0.04
13.001% - 13.250%	2	149,542.73	0.04
13.501% - 13.750%	1	51,981.61	0.01
13.751% - 14.000%	1	94,835.12	0.02
Total:	2668	$381,320,718.69	100.00%

Minimum: 5.150%
Maximum: 13.850%
Weighted Average: 8.335%

Collateral Stratification Report
MASTR 2003-OO1 no MI loans

Original Term to Maturity	COUNT	UPB	%
61 - 120	1	$61,523.37	0.02%
121 - 180	38	3,606,518.26	0.95
181 - 240	68	5,730,252.24	1.50
360 - 360	2561	371,922,424.82	97.54
Total:	2668	$381,320,718.69	100.00%

Minimum: 120
Maximum: 360
Weighted Average: 356

Remaining Term to Stated Maturity	COUNT	UPB	%
61 - 120	1	$61,523.37	0.02%
121 - 180	38	3,606,518.26	0.95
181 - 240	68	5,730,252.24	1.50
301 - 359	2561	371,922,424.82	97.54
Total:	2668	$381,320,718.69	100.00%

Minimum: 116
Maximum: 359
Weighted Average: 354

Seasoning	COUNT	UPB	%
1 - 1	4	$380,816.07	0.10%
2 - 2	1305	186,041,724.07	48.79
3 - 3	938	132,178,458.56	34.66
4 - 4	340	47,719,909.83	12.51
5 - 5	46	8,897,485.74	2.33
6 - 6	25	4,834,414.15	1.27
7 - 12	10	1,267,910.27	0.33
Total:	2668	$381,320,718.69	100.00%

Minimum: 1
Maximum: 10
Weighted Average: 3

FICO Scores	COUNT	UPB	%
0 - 0	188	$21,469,136.05	5.63%
470 - 479	1	189,719.92	0.05
490 - 499	4	557,002.40	0.15
500 - 509	383	51,497,722.85	13.51
510 - 519	484	69,584,139.27	18.25
520 - 529	539	74,771,966.85	19.61
530 - 539	554	79,323,675.50	20.80
540 - 549	66	9,524,814.02	2.50
550 - 559	46	6,192,992.73	1.62
560 - 569	48	6,363,662.41	1.67
570 - 579	33	5,002,948.33	1.31
580 - 589	43	7,407,842.12	1.94
590 - 599	31	5,253,026.51	1.38
600 - 609	70	10,991,583.73	2.88
610 - 619	72	12,865,727.04	3.37
620 - 629	26	3,858,482.34	1.01
630 - 639	22	4,208,961.07	1.10
640 - 649	12	2,324,493.24	0.61
650 - 659	15	2,415,976.99	0.63
660 - 669	10	1,794,689.40	0.47
670 - 679	8	1,521,101.71	0.40
680 - 689	3	1,196,811.02	0.31
690 - 699	2	534,703.88	0.14
700 - 709	1	277,156.32	0.07
710 - 719	5	1,555,538.82	0.41
720 - 729	1	423,687.99	0.11
730 - 739	1	213,156.18	0.06
Total:	2668	$381,320,718.69	100.00%

Minimum: 0
Maximum: 735
Weighted Average: 540

Collateral Stratification Report
MASTR 2003-OO1 no MI loans

Loan To Value Ratio	COUNT	UPB	%
60.01% - 65.00%	258	$36,887,387.14	9.67%
65.01% - 70.00%	263	34,967,099.60	9.17
70.01% - 75.00%	476	66,251,785.87	17.37
75.01% - 80.00%	1077	143,982,797.85	37.76
80.01% - 85.00%	203	32,850,444.67	8.61
85.01% - 90.00%	249	42,405,196.87	11.12
90.01% - 95.00%	124	21,139,155.72	5.54
95.01% - 100.00%	18	2,836,850.97	0.74
Total:	2668	$381,320,718.69	100.00%

Minimum: 60.23%
Maximum: 100.00%
Weighted Average: 78.79%

DTI	COUNT	UPB	%
<= 0.000%	1782	$253,449,531.95	66.47%
1.001% - 6.000%	2	324,124.08	0.09
6.001% - 11.000%	1	200,840.87	0.05
11.001% - 16.000%	18	1,396,493.71	0.37
16.001% - 21.000%	32	2,722,913.99	0.71
21.001% - 26.000%	67	7,029,860.02	1.84
26.001% - 31.000%	108	13,554,158.30	3.55
31.001% - 36.000%	104	15,138,576.75	3.97
36.001% - 41.000%	160	23,643,676.32	6.20
41.001% - 46.000%	159	24,647,304.44	6.46
46.001% - 51.000%	162	26,703,472.84	7.00
51.001% - 56.000%	58	9,234,088.86	2.42
56.001% - 61.000%	13	2,980,765.69	0.78
61.001% - 66.000%	1	160,141.72	0.04
76.001% - 81.000%	1	134,769.15	0.04
Total:	2668	$381,320,718.69	100.00%

Minimum: 0.00%
Maximum: 79.10%
Weighted Average: 40.02%

Geographic Concentration	COUNT	UPB	%
California	358	$75,503,281.99	19.80%
New York	242	46,999,361.59	12.33
Florida	248	26,438,816.13	6.93
Massachusetts	136	25,115,582.41	6.59
New Jersey	138	22,681,501.94	5.95
Michigan	186	19,535,972.81	5.12
Illinois	128	18,327,690.98	4.81
Texas	149	16,269,830.42	4.27
Virginia	72	11,231,611.35	2.95
Ohio	112	11,193,916.33	2.94
North Carolina	87	10,096,911.06	2.65
Pennsylvania	81	8,899,250.74	2.33
Colorado	54	8,604,732.85	2.26
Connecticut	51	8,104,164.37	2.13
Maryland	42	6,861,747.19	1.80
Minnesota	45	5,872,046.77	1.54
Georgia	51	5,796,290.09	1.52
Arizona	41	5,193,183.23	1.36
Rhode Island	29	4,388,147.99	1.15
Indiana	45	4,023,285.13	1.06
Washington	22	3,872,037.91	1.02
Wisconsin	39	3,714,964.00	0.97
Missouri	40	3,629,806.66	0.95
New Hampshire	23	3,085,307.41	0.81
Kentucky	29	2,986,076.87	0.78
Tennessee	31	2,788,518.83	0.73
South Carolina	28	2,769,948.72	0.73
Louisiana	25	2,511,289.28	0.66
Oregon	16	2,337,169.18	0.61
Nevada	15	2,284,410.03	0.60
Alabama	24	1,955,851.26	0.51
Maine	18	1,954,126.16	0.51
Kansas	16	1,506,914.24	0.40
Utah	7	868,691.42	0.23
Mississippi	7	626,219.83	0.16
Delaware	5	601,660.03	0.16
Iowa	7	513,142.35	0.13
Vermont	5	503,349.32	0.13
Oklahoma	3	460,189.99	0.12
Alaska	2	327,042.74	0.09
Idaho	3	297,917.36	0.08
Wyoming	3	258,977.85	0.07

Continued...

...continued

Geographic Concentration	COUNT	UPB	%
Arkansas	3	204,267.98	0.05
Montana	1	74,187.45	0.02
Nebraska	1	51,326.45	0.01
Total:	2668	$381,320,718.69	100.00%

North-South CA	COUNT	UPB	%
North CA	167	$40,616,038.16	10.65%
South CA	191	34,887,243.83	9.15
States Not CA	2310	305,817,436.70	80.20
Total:	2668	$381,320,718.69	100.00%

Zip Code Concentration	COUNT	UPB	%
94565	8	$1,837,967.07	0.48%
94531	5	1,747,389.96	0.46
94533	5	1,175,299.63	0.31
94550	4	1,114,751.34	0.29
95687	4	1,057,397.31	0.28
Other	2642	374,387,913.38	98.18
Total:	2668	$381,320,718.69	100.00%

Loan Purpose	COUNT	UPB	%
Cash Out Refi	1832	$268,159,726.35	70.32%
Purchase	619	83,828,981.38	21.98
Rate/Term Refi	217	29,332,010.96	7.69
Total:	2668	$381,320,718.69	100.00%

Document Type	COUNT	UPB	%
Full	1878	$257,999,132.44	67.66%
Stated Income	760	118,327,621.76	31.03
Lite	30	4,993,964.49	1.31
Total:	2668	$381,320,718.69	100.00%

Property Type	COUNT	UPB	%
Single Family	2180	$304,739,133.84	79.92%
PUD	202	33,314,863.40	8.74
2-4 Units	146	25,802,194.08	6.77
Condominium	123	15,851,997.22	4.16
Manufactured Housing	17	1,612,530.15	0.42
Total:	2668	$381,320,718.69	100.00%

Occupancy	COUNT	UPB	%
Owner Occupied	2578	$370,572,679.34	97.18%
Investor	74	8,487,016.74	2.23
Secondary	16	2,261,022.61	0.59
Total:	2668	$381,320,718.69	100.00%

Prepayment Penalty	COUNT	UPB	%
0.000	481	$69,441,483.12	18.21%
12.000	48	8,384,772.27	2.20
24.000	1805	264,290,837.33	69.31
30.000	17	3,942,669.55	1.03
36.000	317	35,260,956.42	9.25
Total:	2668	$381,320,718.69	100.00%

Balloon Flag	COUNT	UPB	%
Y	5	$463,343.67	0.12%
N	2663	380,857,375.02	99.88
Total:	2668	$381,320,718.69	100.00%

Mortgage Ins.	COUNT	UPB	%
Curr LTV < 80%	2074	$282,089,070.46	73.98%
None	594	99,231,648.23	26.02
Total:	2668	$381,320,718.69	100.00%
% LTV > 80 NO MI: 26.02%			

Collateral Stratification Report
MASTR 2003-OO1 no MI loans

Originator	COUNT	UPB	%
Option One	2668	$381,320,718.69	100.00%
Total:	2668	$381,320,718.69	100.00%

FNMA FLAG	COUNT	UPB	%
Conforming	2547	$338,261,587.11	88.71%
Non Conforming	121	43,059,131.58	11.29
Total:	2668	$381,320,718.69	100.00%

Collateral Stratification Report
MASTR 2003-OO1 deal Fix rate loans

Pool Summary	COUNT	UPB	%
Conforming	2497	$311,402,344.14	89.57%
Non Conforming	103	36,267,340.30	10.43
Total:	2600	$347,669,684.44	100.00%

Data as of Date: 2003-01-01
AVG UPB: $133,719.11
GROSS WAC: 7.7449%
NET WAC: 7.245%
% SF/PUD: 84.34%
% FULL/ALT: 70.13%
% CASHOUT: 74.70%
% BUYDOWN: 0.00%
% LTV > 80 NO MI: 3.88%
WA LTV: 78.33%
% FICO > 679: 29.51%
% NO FICO: 0.90%
WA FICO: 640
% FIRST LIEN: 98.35%
% PREPAY PENALTY: 100.00%
CALIFORNIA %: 17.37%
max month: 2032-11-01

Product Type	COUNT	UPB	%
15/6 Libor	213	$22,375,437.76	6.44%
Fixed	2387	325,294,246.68	93.56
Total:	2600	$347,669,684.44	100.00%

Original Balance	COUNT	UPB	%
$50,000.01 - $100,000.00	1112	$81,554,118.09	23.46%
$100,000.01 - $150,000.00	701	86,247,946.00	24.81
$150,000.01 - $200,000.00	393	67,898,066.94	19.53
$200,000.01 - $250,000.00	178	39,703,430.19	11.42
$250,000.01 - $300,000.00	89	24,172,521.84	6.95
$300,000.01 - $350,000.00	60	19,622,561.68	5.64
$350,000.01 - $400,000.00	30	11,094,408.42	3.19
$400,000.01 - $450,000.00	20	8,512,185.73	2.45
$450,000.01 - $500,000.00	14	6,736,732.88	1.94
$500,000.01 - $550,000.00	1	517,645.82	0.15
$600,000.01 - $650,000.00	1	638,683.34	0.18
$950,000.01 - $1,000,000.00	1	971,383.51	0.28
Total:	2600	$347,669,684.44	100.00%

Minimum: $50,001.00
Maximum: $975,000.00
Average: $134,119.31

Unpaid Balance	COUNT	UPB	%
$1.01 - $250,000.00	2385	$275,653,301.93	79.29%
$250,000.01 - $300,000.00	88	23,922,781.13	6.88
$300,000.01 - $350,000.00	60	19,622,561.68	5.64
$350,000.01 - $400,000.00	30	11,094,408.42	3.19
$400,000.01 - $450,000.00	20	8,512,185.73	2.45
$450,000.01 - $500,000.00	14	6,736,732.88	1.94
$500,000.01 - $550,000.00	1	517,645.82	0.15
$600,000.01 - $650,000.00	1	638,683.34	0.18
$950,000.01 - $1,000,000.00	1	971,383.51	0.28
Total:	2600	$347,669,684.44	100.00%

Minimum: $49,885.73
Maximum: $971,383.51
Average: $133,719.11

Collateral Stratification Report
MASTR 2003-OO1 deal Fix rate loans

Gross Rate	COUNT	UPB	%
5.251% - 5.500%	2	$144,454.05	0.04%
5.501% - 5.750%	17	2,352,721.65	0.68
5.751% - 6.000%	61	9,564,281.45	2.75
6.001% - 6.250%	111	16,846,808.37	4.85
6.251% - 6.500%	154	25,786,923.46	7.42
6.501% - 6.750%	197	30,193,112.42	8.68
6.751% - 7.000%	261	41,444,807.92	11.92
7.001% - 7.250%	192	26,902,349.84	7.74
7.251% - 7.500%	160	23,787,479.98	6.84
7.501% - 7.750%	167	23,139,199.55	6.66
7.751% - 8.000%	228	31,752,951.01	9.13
8.001% - 8.250%	103	13,254,786.09	3.81
8.251% - 8.500%	142	17,481,247.84	5.03
8.501% - 8.750%	101	13,714,596.54	3.94
8.751% - 9.000%	159	18,459,149.79	5.31
9.001% - 9.250%	77	9,369,803.82	2.70
9.251% - 9.500%	84	9,515,764.27	2.74
9.501% - 9.750%	69	6,916,932.08	1.99
9.751% - 10.000%	86	8,248,562.13	2.37
10.001% - 10.250%	29	2,477,276.41	0.71
10.251% - 10.500%	39	3,767,509.61	1.08
10.501% - 10.750%	39	3,273,610.97	0.94
10.751% - 11.000%	48	3,859,984.63	1.11
11.001% - 11.250%	13	926,449.97	0.27
11.251% - 11.500%	15	1,074,893.72	0.31
11.501% - 11.750%	11	831,108.30	0.24
11.751% - 12.000%	15	1,176,550.34	0.34
12.001% - 12.250%	3	233,525.95	0.07
12.251% - 12.500%	6	427,469.64	0.12
12.501% - 12.750%	5	387,080.32	0.11
12.751% - 13.000%	2	133,855.01	0.04
13.251% - 13.500%	2	107,993.86	0.03
13.501% - 13.750%	1	64,461.84	0.02
14.001% - 14.250%	1	51,981.61	0.01
Total:	2600	$347,669,684.44	100.00%

Minimum: 5.500%
Maximum: 14.150%
Weighted Average: 7.745%

Net Rate	COUNT	UPB	%
4.751% - 5.000%	2	$144,454.05	0.04%
5.001% - 5.250%	17	2,352,721.65	0.68
5.251% - 5.500%	61	9,564,281.45	2.75
5.501% - 5.750%	111	16,846,808.37	4.85
5.751% - 6.000%	154	25,786,923.46	7.42
6.001% - 6.250%	197	30,193,112.42	8.68
6.251% - 6.500%	261	41,444,807.92	11.92
6.501% - 6.750%	192	26,902,349.84	7.74
6.751% - 7.000%	160	23,787,479.98	6.84
7.001% - 7.250%	167	23,139,199.55	6.66
7.251% - 7.500%	228	31,752,951.01	9.13
7.501% - 7.750%	103	13,254,786.09	3.81
7.751% - 8.000%	142	17,481,247.84	5.03
8.001% - 8.250%	101	13,714,596.54	3.94
8.251% - 8.500%	159	18,459,149.79	5.31
8.501% - 8.750%	77	9,369,803.82	2.70
8.751% - 9.000%	84	9,515,764.27	2.74
9.001% - 9.250%	69	6,916,932.08	1.99
9.251% - 9.500%	86	8,248,562.13	2.37
9.501% - 9.750%	29	2,477,276.41	0.71
9.751% - 10.000%	39	3,767,509.61	1.08
10.001% - 10.250%	39	3,273,610.97	0.94
10.251% - 10.500%	48	3,859,984.63	1.11
10.501% - 10.750%	13	926,449.97	0.27
10.751% - 11.000%	15	1,074,893.72	0.31
11.001% - 11.250%	11	831,108.30	0.24
11.251% - 11.500%	15	1,176,550.34	0.34
11.501% - 11.750%	3	233,525.95	0.07
11.751% - 12.000%	6	427,469.64	0.12
12.001% - 12.250%	5	387,080.32	0.11
12.251% - 12.500%	2	133,855.01	0.04
12.751% - 13.000%	2	107,993.86	0.03
13.001% - 13.250%	1	64,461.84	0.02
13.501% - 13.750%	1	51,981.61	0.01
Total:	2600	$347,669,684.44	100.00%

Minimum: 5.000%
Maximum: 13.650%
Weighted Average: 7.245%

Collateral Stratification Report
MASTR 2003-OO1 deal Fix rate loans

Original Term to Maturity	COUNT	UPB	%
61 - 120	15	$1,122,806.54	0.32%
121 - 180	241	25,212,719.47	7.25
181 - 240	187	18,634,060.30	5.36
360 - 360	2157	302,700,098.13	87.07
Total:	2600	$347,669,684.44	100.00%

Minimum: 120
Maximum: 360
Weighted Average: 340

Remaining Term to Stated Maturity	COUNT	UPB	%
61 - 120	15	$1,122,806.54	0.32%
121 - 180	241	25,212,719.47	7.25
181 - 240	187	18,634,060.30	5.36
301 - 359	2157	302,700,098.13	87.07
Total:	2600	$347,669,684.44	100.00%

Minimum: 116
Maximum: 358
Weighted Average: 337

Seasoning	COUNT	UPB	%
2 - 2	1089	$144,571,621.04	41.58%
3 - 3	1075	145,285,159.71	41.79
4 - 4	357	46,727,248.47	13.44
5 - 5	65	8,727,920.29	2.51
6 - 6	11	2,096,027.08	0.60
7 - 12	3	261,707.85	0.08
Total:	2600	$347,669,684.44	100.00%

Minimum: 2
Maximum: 7
Weighted Average: 3

FICO Scores	COUNT	UPB	%
0 - 0	29	$3,142,249.12	0.90%
500 - 509	50	4,922,855.99	1.42
510 - 519	55	6,199,378.57	1.78
520 - 529	75	8,534,251.23	2.45
530 - 539	74	8,272,157.54	2.38
540 - 549	75	9,334,547.50	2.68
550 - 559	71	8,304,808.36	2.39
560 - 569	92	11,755,272.03	3.38
570 - 579	89	10,025,216.26	2.88
580 - 589	98	11,740,423.20	3.38
590 - 599	100	12,382,723.71	3.56
600 - 609	138	17,507,560.14	5.04
610 - 619	132	16,781,876.77	4.83
620 - 629	167	22,365,825.82	6.43
630 - 639	155	20,578,881.16	5.92
640 - 649	147	19,468,030.93	5.60
650 - 659	134	19,719,594.44	5.67
660 - 669	143	19,970,026.56	5.74
670 - 679	95	14,058,675.41	4.04
680 - 689	112	17,718,464.11	5.10
690 - 699	105	15,140,044.94	4.35
700 - 709	98	16,092,891.60	4.63
710 - 719	91	14,168,231.19	4.08
720 - 729	49	7,759,688.37	2.23
730 - 739	54	9,277,066.90	2.67
740 - 749	47	6,831,395.72	1.96
750 - 759	33	4,325,326.14	1.24
760 - 769	25	3,350,769.54	0.96
770 - 779	34	3,997,759.68	1.15
780 - 789	20	2,331,522.49	0.67
790 - 799	7	1,020,951.21	0.29
800 - 809	5	455,883.34	0.13
810 - 819	1	135,334.47	0.04
Total:	2600	$347,669,684.44	100.00%

Minimum: 0
Maximum: 811
Weighted Average: 640

Collateral Stratification Report
MASTR 2003-OO1 deal Fix rate loans

Loan To Value Ratio	COUNT	UPB	%
10.01% - 15.00%	1	$59,920.83	0.02%
15.01% - 20.00%	2	119,824.91	0.03
20.01% - 25.00%	6	406,024.63	0.12
25.01% - 30.00%	10	1,184,036.73	0.34
30.01% - 35.00%	14	1,202,693.50	0.35
35.01% - 40.00%	23	2,274,363.47	0.65
40.01% - 45.00%	38	4,515,153.99	1.30
45.01% - 50.00%	58	6,962,400.10	2.00
50.01% - 55.00%	63	8,049,184.84	2.32
55.01% - 60.00%	78	9,616,182.30	2.77
60.01% - 65.00%	172	26,249,919.10	7.55
65.01% - 70.00%	173	25,288,890.40	7.27
70.01% - 75.00%	256	34,554,009.51	9.94
75.01% - 80.00%	670	84,451,340.81	24.29
80.01% - 85.00%	260	35,571,944.90	10.23
85.01% - 90.00%	395	55,338,685.64	15.92
90.01% - 95.00%	324	43,270,411.54	12.45
95.01% - 100.00%	57	8,554,697.24	2.46
Total:	2600	$347,669,684.44	100.00%

Minimum: 12.24%
Maximum: 100.00%
Weighted Average: 78.33%

DTI	COUNT	UPB	%
<= 0.000%	1387	$183,121,648.42	52.67%
1.001% - 6.000%	2	213,988.40	0.06
6.001% - 11.000%	5	832,095.05	0.24
11.001% - 16.000%	23	2,878,295.68	0.83
16.001% - 21.000%	46	4,685,502.58	1.35
21.001% - 26.000%	74	7,896,445.82	2.27
26.001% - 31.000%	137	17,893,057.74	5.15
31.001% - 36.000%	166	22,129,533.54	6.37
36.001% - 41.000%	197	28,487,654.53	8.19
41.001% - 46.000%	257	36,720,116.59	10.56
46.001% - 51.000%	239	33,672,962.20	9.69
51.001% - 56.000%	62	8,606,799.03	2.48
56.001% - 61.000%	4	396,815.71	0.11
76.001% - 81.000%	1	134,769.15	0.04
Total:	2600	$347,669,684.44	100.00%

Minimum: 0.00%
Maximum: 79.10%
Weighted Average: 38.96%

Collateral Stratification Report
MASTR 2003-OO1 deal Fix rate loans

Geographic Concentration	COUNT	UPB	%
California	331	$60,406,829.06	17.37%
New York	272	48,994,005.01	14.09
Massachusetts	169	30,767,039.12	8.85
Texas	226	24,200,483.56	6.96
Florida	228	23,941,914.04	6.89
New Jersey	103	16,770,240.74	4.82
Pennsylvania	125	13,112,285.92	3.77
Illinois	79	10,160,966.55	2.92
Ohio	107	10,047,512.01	2.89
Michigan	109	9,612,098.78	2.76
North Carolina	91	9,306,469.60	2.68
Virginia	43	7,087,593.99	2.04
Georgia	64	6,531,994.22	1.88
Connecticut	44	6,051,179.00	1.74
Colorado	34	5,398,039.23	1.55
South Carolina	54	5,209,328.08	1.50
Missouri	42	4,764,079.90	1.37
New Hampshire	27	4,758,421.55	1.37
Rhode Island	33	4,640,108.36	1.33
Indiana	51	4,612,857.10	1.33
Arizona	40	4,377,281.38	1.26
Tennessee	42	3,669,301.38	1.06
Minnesota	24	3,253,724.50	0.94
Maryland	24	3,005,984.94	0.86
Louisiana	26	2,827,950.87	0.81
Nevada	20	2,822,817.50	0.81
Maine	24	2,785,112.96	0.80
Washington	17	2,432,519.69	0.70
Oregon	12	1,952,730.49	0.56
Kentucky	22	1,911,927.35	0.55
Wisconsin	19	1,675,484.25	0.48
Alabama	16	1,607,250.79	0.46
Mississippi	14	1,360,450.47	0.39
Vermont	12	1,172,009.84	0.34
New Mexico	6	1,046,687.13	0.30
Utah	7	914,894.82	0.26
Idaho	6	812,697.90	0.23
Nebraska	7	703,066.30	0.20
Kansas	7	601,351.95	0.17
Delaware	6	582,365.35	0.17
Iowa	5	407,332.06	0.12
Hawaii	1	402,998.76	0.12

Continued...

...continued

Geographic Concentration	COUNT	UPB	%
Oklahoma	3	250,944.16	0.07
Arkansas	2	179,002.81	0.05
Alaska	1	150,231.61	0.04
Montana	2	119,027.13	0.03
Wyoming	1	118,597.67	0.03
West Virginia	1	97,605.40	0.03
South Dakota	1	54,889.16	0.02
Total:	2600	$347,669,684.44	100.00%

North-South CA	COUNT	UPB	%
North CA	110	$20,619,964.82	5.93%
South CA	221	39,786,864.24	11.44
States Not CA	2269	287,262,855.38	82.63
Total:	2600	$347,669,684.44	100.00%

Zip Code Concentration	COUNT	UPB	%
11550	8	$1,296,694.15	0.37%
11233	4	1,218,162.38	0.35
11590	5	1,174,455.01	0.34
11725	4	1,028,835.40	0.30
91311	2	1,024,198.14	0.29
Other	2577	341,927,339.36	98.35
Total:	2600	$347,669,684.44	100.00%

Loan Purpose	COUNT	UPB	%
Cash Out Refi	1926	$259,715,254.95	74.70%
Purchase	384	50,600,325.19	14.55
Rate/Term Refi	290	37,354,104.30	10.74
Total:	2600	$347,669,684.44	100.00%

Collateral Stratification Report
MASTR 2003-OO1 deal Fix rate loans

Document Type	COUNT	UPB	%
Full	1883	$243,813,247.47	70.13%
Stated Income	699	101,903,164.18	29.31
Low/Limited	18	1,953,272.79	0.56
Total:	2600	$347,669,684.44	100.00%

Property Type	COUNT	UPB	%
Single Family	2044	$264,067,470.39	75.95%
2-4 Units	225	40,451,744.84	11.64
PUD	207	29,156,303.18	8.39
Condominium	92	11,264,105.99	3.24
Manufactured Housing	32	2,730,060.04	0.79
Total:	2600	$347,669,684.44	100.00%

Occupancy	COUNT	UPB	%
Owner Occupied	2405	$324,270,555.87	93.27%
Investor	174	20,139,707.84	5.79
Secondary	21	3,259,420.73	0.94
Total:	2600	$347,669,684.44	100.00%

Prepayment Penalty	COUNT	UPB	%
0.000	596	$72,002,735.86	20.71%
12.000	277	50,936,368.21	14.65
24.000	48	5,924,666.68	1.70
30.000	7	1,665,516.57	0.48
36.000	1668	215,741,258.23	62.05
48.000	1	87,992.34	0.03
60.000	3	1,311,146.55	0.38
Total:	2600	$347,669,684.44	100.00%
wa TERM: 24.888			

Balloon Flag	COUNT	UPB	%
Y	7	$603,951.38	0.17%
N	2593	347,065,733.06	99.83
Total:	2600	$347,669,684.44	100.00%

Mortgage Ins.	COUNT	UPB	%
Curr LTV < 80%	1564	$204,933,945.12	58.95%
None	96	13,496,177.42	3.88
Y	940	129,239,561.90	37.17
Total:	2600	$347,669,684.44	100.00%
% LTV > 80 NO MI: 3.88%			

Originator	COUNT	UPB	%
Option One	2600	$347,669,684.44	100.00%
Total:	2600	$347,669,684.44	100.00%

FNMA FLAG	COUNT	UPB	%
Conforming	2497	$311,402,344.14	89.57%
Non Conforming	103	36,267,340.30	10.43
Total:	2600	$347,669,684.44	100.00%

Collateral Stratification Report
MASTR 2003 - OPT1- ARM loans

FICO Scores	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
0 - 0	$17,593,913.86	1.55	79.21	8.828	$115,749.43	5.924
461 - 480	189,719.92	0.02	64.63	7.550	189,719.92	5.000
481 - 500	3,715,979.37	0.33	77.54	9.326	116,124.36	6.396
501 - 520	119,852,846.23	10.59	75.05	8.876	146,519.37	5.964
521 - 540	143,414,400.43	12.67	76.07	8.794	144,425.38	5.915
541 - 560	143,197,727.99	12.65	76.97	8.626	147,626.52	5.875
561 - 580	129,111,874.74	11.41	77.58	8.322	148,234.07	5.552
581 - 600	127,792,021.12	11.29	80.24	8.004	154,338.19	5.235
601 - 620	133,414,494.80	11.79	82.52	7.831	155,676.19	5.093
621 - 640	120,389,488.87	10.64	84.24	7.672	169,324.18	4.891
641 - 660	74,538,978.41	6.59	83.34	7.668	167,503.32	4.873
661 - 680	45,764,664.16	4.04	84.83	7.515	174,010.13	4.725
681 - 700	28,000,703.43	2.47	86.80	7.574	170,736.00	4.854
701 - 720	21,321,698.87	1.88	86.48	7.629	183,807.75	4.715
721 - 740	11,735,702.39	1.04	88.10	7.832	192,388.56	4.863
741 - 760	7,900,836.17	0.70	86.18	7.644	197,520.90	4.878
761 - 780	2,694,685.02	0.24	80.07	7.260	179,645.67	4.469
781 - 800	1,181,817.22	0.10	82.32	7.111	131,313.02	4.117
801 - 820	107,363.50	0.01	95.00	6.900	107,363.50	4.000
Total:	$1,131,918,916.50	100.00	79.91	8.206	$154,065.46	5.404

Minimum: 475
Maximum: 810
Average: 573

Collateral Stratification Report
MASTR 2003 - OPT1- ARM loans

LTV	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
15.001 - 20.000	$52,093.33	0.00	17.67	7.990	$52,093.33	5.400
20.001 - 25.000	761,289.63	0.07	23.76	7.523	152,257.93	4.590
25.001 - 30.000	1,480,611.90	0.13	28.13	8.519	113,893.22	5.563
30.001 - 35.000	1,478,875.48	0.13	32.78	8.076	92,429.72	5.139
35.001 - 40.000	4,351,924.07	0.38	38.07	8.046	131,876.49	5.154
40.001 - 45.000	6,465,588.81	0.57	43.10	8.099	124,338.25	5.275
45.001 - 50.000	10,729,877.99	0.95	47.59	7.992	149,026.08	5.108
50.001 - 55.000	15,365,667.18	1.36	53.20	7.919	153,656.67	4.990
55.001 - 60.000	25,015,560.85	2.21	57.96	8.233	143,767.59	5.301
60.001 - 65.000	58,663,101.12	5.18	63.60	8.319	152,371.69	5.467
65.001 - 70.000	76,596,384.21	6.77	69.00	8.083	153,192.77	5.098
70.001 - 75.000	136,356,288.15	12.05	74.32	8.195	163,300.94	5.363
75.001 - 80.000	364,635,472.33	32.21	79.69	8.258	148,770.08	5.369
80.001 - 85.000	79,325,511.91	7.01	84.63	8.089	161,230.72	5.415
85.001 - 90.000	212,717,585.91	18.79	89.79	8.238	163,126.98	5.526
90.001 - 95.000	134,969,059.41	11.92	94.85	8.174	150,803.42	5.590
95.001 - 100.000	2,954,024.22	0.26	99.47	8.135	155,474.96	5.660
Total:	$1,131,918,916.50	100.00	79.91	8.206	$154,065.46	5.404

Document Type	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA rate	Avg Bal	WA MARGIN	WA LTV
Full	$690,715,928.04	61.02	579	8.148	$145,230.43	5.477	81.47
Stated Income	430,345,556.20	38.02	604	8.280	170,366.41	5.277	77.55
Lite	10,857,432.26	0.96	579	8.948	167,037.42	5.755	73.84
Total:	$1,131,918,916.50	100.00	588	8.206	$154,065.46	5.404	79.91

LTV gt 85	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN	WA FICO
Full	$269,562,900.52	76.88	92.149	8.219	$150,425.73	5.626	587
Stated Income	80,941,970.64	23.08	90.728	8.193	190,900.87	5.307	668
Lite	135,798.38	0.04	88.660	7.353	67,899.19	4.466	721
Total:	$350,640,669.54	100.00	91.820	8.213	$158,088.67	5.552	606

Minimum: 85.240
Maximum: 100.000
Average: 91.935

Collateral Stratification Report

MASTR 2003 - OPT1- FRM loans

FICO Scores	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
0 - 0	$2,906,886.17	0.85	79.98	8.254	$107,662.45	1.448
481 - 500	311,712.18	0.09	78.98	9.356	77,928.05	0.000
501 - 520	10,837,788.97	3.17	72.19	9.531	107,304.84	1.209
521 - 540	16,606,637.91	4.86	72.54	9.018	112,207.01	0.927
541 - 560	17,921,308.91	5.24	72.68	8.609	125,323.84	0.799
561 - 580	21,138,002.45	6.18	75.97	8.659	122,184.99	0.989
581 - 600	23,999,493.57	7.02	75.21	8.534	120,600.47	0.522
601 - 620	34,623,944.17	10.13	77.47	7.975	127,293.91	0.521
621 - 640	42,781,277.00	12.51	78.17	7.681	135,813.58	0.232
641 - 660	38,680,063.09	11.32	79.93	7.307	139,136.92	0.353
661 - 680	33,395,259.08	9.77	79.20	7.129	145,196.78	0.113
681 - 700	31,315,444.74	9.16	80.71	7.188	148,414.43	0.069
701 - 720	29,672,641.28	8.68	83.56	7.126	162,145.58	0.073
721 - 740	16,313,570.29	4.77	82.08	7.084	163,135.70	0.082
741 - 760	10,704,266.14	3.13	77.65	6.748	140,845.61	0.000
761 - 780	6,911,168.24	2.02	77.98	6.722	121,248.57	0.000
781 - 800	3,307,173.13	0.97	74.10	6.758	127,198.97	0.000
801 - 820	416,733.15	0.12	84.76	6.811	83,346.63	0.000
Total:	$341,843,370.47	100.00	78.16	7.733	$134,161.45	0.385

Minimum: 500
Maximum: 811
Average: 628

Collateral Stratification Report
MASTR 2003 - OPT1- FRM loans

LTV	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
10.001 - 15.000	$59,920.83	0.02	12.24	8.100	$59,920.83	0.000
15.001 - 20.000	119,824.91	0.04	18.48	10.650	59,912.46	0.000
20.001 - 25.000	406,024.63	0.12	22.91	7.906	67,670.77	1.642
25.001 - 30.000	1,184,036.73	0.35	29.19	6.924	118,403.67	0.000
30.001 - 35.000	1,202,693.50	0.35	32.84	7.590	85,906.68	0.592
35.001 - 40.000	2,274,363.47	0.67	37.90	7.293	98,885.37	0.461
40.001 - 45.000	4,515,153.99	1.32	42.69	7.591	118,819.84	0.092
45.001 - 50.000	6,962,400.10	2.04	47.79	7.313	120,041.38	0.257
50.001 - 55.000	8,049,184.84	2.35	52.57	7.647	127,764.84	0.426
55.001 - 60.000	9,616,182.30	2.81	57.63	7.447	123,284.39	0.083
60.001 - 65.000	26,142,710.17	7.65	63.31	7.533	153,780.65	0.322
65.001 - 70.000	25,229,223.71	7.38	68.71	7.504	146,681.53	0.402
70.001 - 75.000	34,499,094.73	10.09	73.90	7.727	135,290.57	0.370
75.001 - 80.000	82,823,039.51	24.23	79.45	7.972	126,640.73	0.469
80.001 - 85.000	35,309,460.97	10.33	84.25	7.449	137,390.90	0.452
85.001 - 90.000	54,048,469.69	15.81	89.43	7.812	140,751.22	0.416
90.001 - 95.000	41,604,020.95	12.17	94.62	7.863	133,346.22	0.272
95.001 - 100.000	7,797,565.44	2.28	99.87	7.796	152,893.44	0.346
Total:	$341,843,370.47	100.00	78.16	7.733	$134,161.45	0.385

Document Type	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA rate	Avg Bal	WA MARGIN	WA LTV
Full	$239,043,075.65	69.93	636	7.625	$129,773.66	0.437	79.66
Stated Income	100,847,022.03	29.50	651	7.982	146,579.97	0.255	74.91
Lite	1,953,272.79	0.57	609	8.124	108,515.16	0.653	62.44
Total:	$341,843,370.47	100.00	641	7.733	$134,161.45	0.385	78.16

LTV gt 85	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN	WA FICO
Full	$85,924,523.17	83.06	92.445	7.773	$134,467.17	0.372	649
Stated Income	17,525,532.91	16.94	91.605	8.115	162,273.45	0.258	702
Total:	$103,450,056.08	100.00	92.303	7.831	$138,487.36	0.353	658

Minimum: 85.470
Maximum: 100.000
Average: 92.339

Collateral Stratification Report

MASTR03_OO1 -
(blank DEL_CODE) ; DEAL_CODE ss 'ABSOP1'

Loan to value as a reflection	UPB	WA FICO	WA LTV
<= 0	$23,259,032.17	0	79.259
471 - 495	685,331.49	487	73.697
496 - 520	141,621,897.12	511	74.993
521 - 545	212,627,965.69	533	76.014
546 - 570	200,432,218.68	558	76.676
571 - 595	193,401,452.64	583	78.814
596 - 620	205,370,640.07	608	81.348
621 - 645	197,721,327.44	632	82.639
646 - 670	127,132,179.86	657	82.577
671 - 695	84,546,808.68	682	82.784
696 - 720	65,067,692.78	708	84.525
721 - 745	32,471,106.82	732	84.011
746 - 770	20,045,451.48	756	82.418
771 - 795	8,059,626.95	780	74.265
796 - 820	1,269,444.32	802	81.809
Total:	$1,513,712,176.19	600	79.549

Collateral Stratification Report
MASTR 2003 - OPT1- ARM loans

FICO Scores	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
0 - 0	$17,593,913.86	1.55	79.21	8.828	$115,749.43	5.924
461 - 480	189,719.92	0.02	64.63	7.550	189,719.92	5.000
481 - 500	3,715,979.37	0.33	77.54	9.326	116,124.36	6.396
501 - 520	119,852,846.23	10.59	75.05	8.876	146,519.37	5.964
521 - 540	143,414,400.43	12.67	76.07	8.794	144,425.38	5.915
541 - 560	143,197,727.99	12.65	76.97	8.626	147,626.52	5.875
561 - 580	129,111,874.74	11.41	77.58	8.322	148,234.07	5.552
581 - 600	127,792,021.12	11.29	80.24	8.004	154,338.19	5.235
601 - 620	133,414,494.80	11.79	82.52	7.831	155,676.19	5.093
621 - 640	120,389,488.87	10.64	84.24	7.672	169,324.18	4.891
641 - 660	74,538,978.41	6.59	83.34	7.668	167,503.32	4.873
661 - 680	45,764,664.16	4.04	84.83	7.515	174,010.13	4.725
681 - 700	28,000,703.43	2.47	86.80	7.574	170,736.00	4.854
701 - 720	21,321,698.87	1.88	86.48	7.629	183,807.75	4.715
721 - 740	11,735,702.39	1.04	88.10	7.832	192,388.56	4.863
741 - 760	7,900,836.17	0.70	86.18	7.644	197,520.90	4.878
761 - 780	2,694,685.02	0.24	80.07	7.260	179,645.67	4.469
781 - 800	1,181,817.22	0.10	82.32	7.111	131,313.02	4.117
801 - 820	107,363.50	0.01	95.00	6.900	107,363.50	4.000
Total:	$1,131,918,916.50	100.00	79.91	8.206	$154,065.46	5.404

Minimum: 475
Maximum: 810
Average: 573

Collateral Stratification Report
MASTR 2003 - OPT1- ARM loans

LTV	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN	WA FICO
15.001 - 20.000	$52,093.33	0.00	17.67	7.990	$52,093.33	5.400	596
20.001 - 25.000	761,289.63	0.07	23.76	7.523	152,257.93	4.590	563
25.001 - 30.000	1,480,611.90	0.13	28.13	8.519	113,893.22	5.563	545
30.001 - 35.000	1,478,875.48	0.13	32.78	8.076	92,429.72	5.139	572
35.001 - 40.000	4,351,924.07	0.38	38.07	8.046	131,876.49	5.154	565
40.001 - 45.000	6,465,588.81	0.57	43.10	8.099	124,338.25	5.275	571
45.001 - 50.000	10,729,877.99	0.95	47.59	7.992	149,026.08	5.108	565
50.001 - 55.000	15,365,667.18	1.36	53.20	7.919	153,656.67	4.990	574
55.001 - 60.000	25,015,560.85	2.21	57.96	8.233	143,767.59	5.301	563
60.001 - 65.000	58,663,101.12	5.18	63.60	8.319	152,371.69	5.467	562
65.001 - 70.000	76,596,384.21	6.77	69.00	8.083	153,192.77	5.098	572
70.001 - 75.000	136,356,288.15	12.05	74.32	8.195	163,300.94	5.363	570
75.001 - 80.000	364,635,472.33	32.21	79.69	8.258	148,770.08	5.369	576
80.001 - 85.000	79,325,511.91	7.01	84.63	8.089	161,230.72	5.415	601
85.001 - 90.000	212,717,585.91	18.79	89.79	8.238	163,126.98	5.526	611
90.001 - 95.000	134,969,059.41	11.92	94.85	8.174	150,803.42	5.590	625
95.001 - 100.000	2,954,024.22	0.26	99.47	8.135	155,474.96	5.660	657
Total:	$1,131,918,916.50	100.00	79.91	8.206	$154,065.46	5.404	588

Document Type	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA rate	Avg Bal	WA MARGIN	WA LTV
Full	$690,715,928.04	61.02	579	8.148	$145,230.43	5.477	81.47
Stated Income	430,345,556.20	38.02	604	8.280	170,366.41	5.277	77.55
Lite	10,857,432.26	0.96	579	8.948	167,037.42	5.755	73.84
Total:	$1,131,918,916.50	100.00	588	8.206	$154,065.46	5.404	79.91

LTV gt 85	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN	WA FICO
Full	$269,562,900.52	76.88	92.149	8.219	$150,425.73	5.626	601
Stated Income	80,941,970.64	23.08	90.728	8.193	190,900.87	5.307	668
Lite	135,798.38	0.04	88.660	7.353	67,899.19	4.466	721
Total:	$350,640,669.54	100.00	91.820	8.213	$158,088.67	5.552	617

Minimum: 85.240
Maximum: 100.000
Average: 91.935

Collateral Stratification Report
MASTR 2003 - OPT1- FRM loans

FICO Scores	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN
0 - 0	$2,906,886.17	0.85	79.98	8.254	$107,662.45	1.448
481 - 500	311,712.18	0.09	78.98	9.356	77,928.05	0.000
501 - 520	10,837,788.97	3.17	72.19	9.531	107,304.84	1.209
521 - 540	16,606,637.91	4.86	72.54	9.018	112,207.01	0.927
541 - 560	17,921,308.91	5.24	72.68	8.609	125,323.84	0.799
561 - 580	21,138,002.45	6.18	75.97	8.659	122,184.99	0.989
581 - 600	23,999,493.57	7.02	75.21	8.534	120,600.47	0.522
601 - 620	34,623,944.17	10.13	77.47	7.975	127,293.91	0.521
621 - 640	42,781,277.00	12.51	78.17	7.681	135,813.58	0.232
641 - 660	38,680,063.09	11.32	79.93	7.307	139,136.92	0.353
661 - 680	33,395,259.08	9.77	79.20	7.129	145,196.78	0.113
681 - 700	31,315,444.74	9.16	80.71	7.188	148,414.43	0.069
701 - 720	29,672,641.28	8.68	83.56	7.126	162,145.58	0.073
721 - 740	16,313,570.29	4.77	82.08	7.084	163,135.70	0.082
741 - 760	10,704,266.14	3.13	77.65	6.748	140,845.61	0.000
761 - 780	6,911,168.24	2.02	77.98	6.722	121,248.57	0.000
781 - 800	3,307,173.13	0.97	74.10	6.758	127,198.97	0.000
801 - 820	416,733.15	0.12	84.76	6.811	83,346.63	0.000
Total:	$341,843,370.47	100.00	78.16	7.733	$134,161.45	0.385

Minimum: 500
Maximum: 811
Average: 628

Collateral Stratification Report
MASTR 2003 - OPT1- FRM loans

LTV	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN	WA FICO
10.001 - 15.000	$59,920.83	0.02	12.24	8.100	$59,920.83	0.000	631
15.001 - 20.000	119,824.91	0.04	18.48	10.650	59,912.46	0.000	538
20.001 - 25.000	406,024.63	0.12	22.91	7.906	67,670.77	1.642	583
25.001 - 30.000	1,184,036.73	0.35	29.19	6.924	118,403.67	0.000	665
30.001 - 35.000	1,202,693.50	0.35	32.84	7.590	85,906.68	0.592	615
35.001 - 40.000	2,274,363.47	0.67	37.90	7.293	98,885.37	0.461	626
40.001 - 45.000	4,515,153.99	1.32	42.69	7.591	118,819.84	0.092	640
45.001 - 50.000	6,962,400.10	2.04	47.79	7.313	120,041.38	0.257	641
50.001 - 55.000	8,049,184.84	2.35	52.57	7.647	127,764.84	0.426	627
55.001 - 60.000	9,616,182.30	2.81	57.63	7.447	123,284.39	0.083	627
60.001 - 65.000	26,142,710.17	7.65	63.31	7.533	153,780.65	0.322	621
65.001 - 70.000	25,229,223.71	7.38	68.71	7.504	146,681.53	0.402	627
70.001 - 75.000	34,499,094.73	10.09	73.90	7.727	135,290.57	0.370	632
75.001 - 80.000	82,823,039.51	24.23	79.45	7.972	126,640.73	0.469	625
80.001 - 85.000	35,309,460.97	10.33	84.25	7.449	137,390.90	0.452	651
85.001 - 90.000	54,048,469.69	15.81	89.43	7.812	140,751.22	0.416	659
90.001 - 95.000	41,604,020.95	12.17	94.62	7.863	133,346.22	0.272	664
95.001 - 100.000	7,797,565.44	2.28	99.87	7.796	152,893.44	0.346	694
Total:	$341,843,370.47	100.00	78.16	7.733	$134,161.45	0.385	641

Document Type	Aggregate Balance	% of Aggregate Balance	Weighted FICO	WA rate	Avg Bal	WA MARGIN	WA LTV
Full	$239,043,075.65	69.93	636	7.625	$129,773.66	0.437	79.66
Stated Income	100,847,022.03	29.50	651	7.982	146,579.97	0.255	74.91
Lite	1,953,272.79	0.57	609	8.124	108,515.16	0.653	62.44
Total:	$341,843,370.47	100.00	641	7.733	$134,161.45	0.385	78.16

LTV gt 85	Aggregate Balance	% of Aggregate Balance	WA LTV	WA rate	Avg Bal	WA MARGIN	WA FICO
Full	$85,924,523.17	83.06	92.445	7.773	$134,467.17	0.372	655
Stated Income	17,525,532.91	16.94	91.605	8.115	162,273.45	0.258	702
Total:	$103,450,056.08	100.00	92.303	7.831	$138,487.36	0.353	663

Minimum: 85.470
Maximum: 100.000
Average: 92.339

Collateral Stratification Report
MASTR 2003-OO1 all loans not covered

Pool Summary	COUNT	UPB	%
Conforming	3134	$410,808,011.09	88.71%
Non Conforming	145	52,286,468.88	11.29
Total:	3279	$463,094,479.97	100.00%

Data as of Date: 2003-01-01
AVG UPB: $141,230.40
GROSS WAC: 8.6062%
WA LTV: 72.54%
% FICO > 679: 2.97%
% NO FICO: 4.43%
WA FICO: 551
% FIRST LIEN: 98.76%
CALIFORNIA %: 19.68%

Product Type	COUNT	UPB	%
2 Yr Fixed --> 6Mo LIBOR	2447	$365,587,692.38	78.94%
3 Yr ARM --> 6Mo LIBOR	197	24,072,077.22	5.20
15/6 Libor	67	6,490,604.40	1.40
6 Month LIBOR	2	432,283.02	0.09
Fixed	566	66,511,822.95	14.36
Total:	3279	$463,094,479.97	100.00%

Original Balance	COUNT	UPB	%
$50,000.01 - $100,000.00	1315	$96,583,860.84	20.86%
$100,000.01 - $150,000.00	806	100,286,262.91	21.66
$150,000.01 - $200,000.00	547	94,966,759.87	20.51
$200,000.01 - $250,000.00	277	61,516,727.90	13.28
$250,000.01 - $300,000.00	153	41,928,545.59	9.05
$300,000.01 - $350,000.00	82	26,678,702.59	5.76
$350,000.01 - $400,000.00	57	21,295,666.12	4.60
$400,000.01 - $450,000.00	20	8,468,319.62	1.83
$450,000.01 - $500,000.00	16	7,676,002.81	1.66
$500,000.01 - $550,000.00	1	502,985.98	0.11
$550,000.01 - $600,000.00	2	1,130,088.95	0.24
$600,000.01 - $650,000.00	1	649,002.82	0.14
$650,000.01 - $700,000.00	1	664,339.19	0.14
$700,000.01 - $750,000.00	1	747,214.78	0.16
Total:	3279	$463,094,479.97	100.00%

Minimum: $50,001.00
Maximum: $749,250.00
Average: $141,518.17

Unpaid Balance	COUNT	UPB	%
$1.01 - $250,000.00	2945	$353,353,611.52	76.30%
$250,000.01 - $300,000.00	154	42,228,516.64	9.12
$300,000.01 - $350,000.00	81	26,378,731.54	5.70
$350,000.01 - $400,000.00	57	21,295,666.12	4.60
$400,000.01 - $450,000.00	20	8,468,319.62	1.83
$450,000.01 - $500,000.00	16	7,676,002.81	1.66
$500,000.01 - $550,000.00	1	502,985.98	0.11
$550,000.01 - $600,000.00	2	1,130,088.95	0.24
$600,000.01 - $650,000.00	1	649,002.82	0.14
$650,000.01 - $700,000.00	1	664,339.19	0.14
$700,000.01 - $750,000.00	1	747,214.78	0.16
Total:	3279	$463,094,479.97	100.00%

Minimum: $49,885.73
Maximum: $747,214.78
Average: $141,230.40

Collateral Stratification Report
MASTR 2003-OO1 all loans not covered

Gross Rate	COUNT	UPB	%
5.251% - 5.500%	1	$89,635.47	0.02%
5.501% - 5.750%	14	1,869,514.84	0.40
5.751% - 6.000%	34	4,865,949.08	1.05
6.001% - 6.250%	34	4,663,140.99	1.01
6.251% - 6.500%	55	9,768,728.08	2.11
6.501% - 6.750%	67	12,869,665.42	2.78
6.751% - 7.000%	135	23,916,186.46	5.16
7.001% - 7.250%	82	14,133,500.97	3.05
7.251% - 7.500%	142	24,124,654.93	5.21
7.501% - 7.750%	160	26,597,537.16	5.74
7.751% - 8.000%	232	39,735,375.04	8.58
8.001% - 8.250%	148	23,532,902.60	5.08
8.251% - 8.500%	261	38,589,988.73	8.33
8.501% - 8.750%	230	33,779,869.51	7.29
8.751% - 9.000%	302	42,363,182.21	9.15
9.001% - 9.250%	181	23,005,195.22	4.97
9.251% - 9.500%	245	32,244,974.73	6.96
9.501% - 9.750%	192	24,497,446.84	5.29
9.751% - 10.000%	224	26,489,150.29	5.72
10.001% - 10.250%	113	13,132,824.57	2.84
10.251% - 10.500%	101	11,057,489.63	2.39
10.501% - 10.750%	83	8,974,927.62	1.94
10.751% - 11.000%	85	8,510,458.91	1.84
11.001% - 11.250%	37	3,624,128.87	0.78
11.251% - 11.500%	34	3,018,761.07	0.65
11.501% - 11.750%	29	2,409,988.72	0.52
11.751% - 12.000%	25	2,111,185.50	0.46
12.001% - 12.250%	5	495,319.78	0.11
12.251% - 12.500%	12	1,280,689.86	0.28
12.501% - 12.750%	8	787,008.65	0.17
12.751% - 13.000%	4	295,624.47	0.06
13.251% - 13.500%	2	109,931.02	0.02
13.501% - 13.750%	2	149,542.73	0.03
Total:	3279	$463,094,479.97	100.00%

Minimum: 5.500%
Maximum: 13.700%
Weighted Average: 8.606%

Net Rate	COUNT	UPB	%
4.751% - 5.000%	1	$89,635.47	0.02%
5.001% - 5.250%	14	1,869,514.84	0.40
5.251% - 5.500%	34	4,865,949.08	1.05
5.501% - 5.750%	34	4,663,140.99	1.01
5.751% - 6.000%	55	9,768,728.08	2.11
6.001% - 6.250%	67	12,869,665.42	2.78
6.251% - 6.500%	135	23,916,186.46	5.16
6.501% - 6.750%	82	14,133,500.97	3.05
6.751% - 7.000%	142	24,124,654.93	5.21
7.001% - 7.250%	160	26,597,537.16	5.74
7.251% - 7.500%	232	39,735,375.04	8.58
7.501% - 7.750%	148	23,532,902.60	5.08
7.751% - 8.000%	261	38,589,988.73	8.33
8.001% - 8.250%	230	33,779,869.51	7.29
8.251% - 8.500%	302	42,363,182.21	9.15
8.501% - 8.750%	181	23,005,195.22	4.97
8.751% - 9.000%	245	32,244,974.73	6.96
9.001% - 9.250%	192	24,497,446.84	5.29
9.251% - 9.500%	224	26,489,150.29	5.72
9.501% - 9.750%	113	13,132,824.57	2.84
9.751% - 10.000%	101	11,057,489.63	2.39
10.001% - 10.250%	83	8,974,927.62	1.94
10.251% - 10.500%	85	8,510,458.91	1.84
10.501% - 10.750%	37	3,624,128.87	0.78
10.751% - 11.000%	34	3,018,761.07	0.65
11.001% - 11.250%	29	2,409,988.72	0.52
11.251% - 11.500%	25	2,111,185.50	0.46
11.501% - 11.750%	5	495,319.78	0.11
11.751% - 12.000%	12	1,280,689.86	0.28
12.001% - 12.250%	8	787,008.65	0.17
12.251% - 12.500%	4	295,624.47	0.06
12.751% - 13.000%	2	109,931.02	0.02
13.001% - 13.250%	2	149,542.73	0.03
Total:	3279	$463,094,479.97	100.00%

Minimum: 5.000%
Maximum: 13.200%
Weighted Average: 8.106%

Collateral Stratification Report

MASTR 2003-OO1 all loans not covered

Original Term to Maturity	COUNT	UPB	%
61 - 120	7	$476,058.39	0.10%
121 - 180	104	9,598,612.14	2.07
181 - 240	90	7,808,816.47	1.69
360 - 360	3078	445,210,992.97	96.14
Total:	3279	$463,094,479.97	100.00%

Minimum: 120
Maximum: 360
Weighted Average: 354

Remaining Term to Stated Maturity	COUNT	UPB	%
61 - 120	7	$476,058.39	0.10%
121 - 180	104	9,598,612.14	2.07
181 - 240	90	7,808,816.47	1.69
301 - 359	3078	445,210,992.97	96.14
Total:	3279	$463,094,479.97	100.00%

Minimum: 116
Maximum: 359
Weighted Average: 351

Seasoning	COUNT	UPB	%
1 - 1	4	$380,816.07	0.08%
2 - 2	1566	222,542,428.95	48.06
3 - 3	1225	169,379,555.50	36.58
4 - 4	403	55,624,478.08	12.01
5 - 5	48	9,403,168.25	2.03
6 - 6	23	4,321,892.25	0.93
7 - 12	10	1,442,140.87	0.31
Total:	3279	$463,094,479.97	100.00%

Minimum: 1
Maximum: 12
Weighted Average: 3

FICO Scores	COUNT	UPB	%
0 - 0	179	$20,500,800.03	4.43%
470 - 479	1	189,719.92	0.04
490 - 499	3	276,283.68	0.06
500 - 509	396	52,889,561.31	11.42
510 - 519	499	72,505,482.77	15.66
520 - 529	568	79,064,478.94	17.07
530 - 539	577	81,984,636.94	17.70
540 - 549	115	17,194,391.43	3.71
550 - 559	86	11,864,180.65	2.56
560 - 569	101	13,194,989.97	2.85
570 - 579	82	11,721,660.19	2.53
580 - 589	76	12,086,317.45	2.61
590 - 599	83	11,663,912.66	2.52
600 - 609	93	14,115,282.72	3.05
610 - 619	102	16,337,512.46	3.53
620 - 629	57	8,410,827.40	1.82
630 - 639	52	7,941,582.65	1.71
640 - 649	28	4,535,336.23	0.98
650 - 659	41	5,743,804.01	1.24
660 - 669	18	2,750,637.38	0.59
670 - 679	27	4,383,720.66	0.95
680 - 689	13	2,403,656.80	0.52
690 - 699	18	2,443,087.96	0.53
700 - 709	5	789,520.88	0.17
710 - 719	14	2,484,125.53	0.54
720 - 729	4	642,175.43	0.14
730 - 739	4	949,816.80	0.21
740 - 749	7	918,039.56	0.20
750 - 759	8	990,350.48	0.21
760 - 769	2	182,429.18	0.04
770 - 779	11	1,118,065.24	0.24
780 - 789	8	747,231.70	0.16
790 - 799	1	70,860.96	0.02
Total:	3279	$463,094,479.97	100.00%

Minimum: 0
Maximum: 791
Weighted Average: 551

Collateral Stratification Report
MASTR 2003-OO1 all loans not covered

Loan To Value Ratio	COUNT	UPB	%
10.01% - 15.00%	1	$59,920.83	0.01%
15.01% - 20.00%	3	171,918.24	0.04
20.01% - 25.00%	11	1,167,314.26	0.25
25.01% - 30.00%	23	2,664,648.63	0.58
30.01% - 35.00%	30	2,681,568.98	0.58
35.01% - 40.00%	56	6,626,287.54	1.43
40.01% - 45.00%	90	10,980,742.80	2.37
45.01% - 50.00%	130	17,692,278.09	3.82
50.01% - 55.00%	163	23,414,852.02	5.06
55.01% - 60.00%	252	34,631,743.15	7.48
60.01% - 65.00%	245	35,297,028.78	7.62
65.01% - 70.00%	254	34,010,653.79	7.34
70.01% - 75.00%	450	62,570,856.75	13.51
75.01% - 80.00%	1010	136,190,982.48	29.41
80.01% - 85.00%	194	31,912,437.76	6.89
85.01% - 90.00%	240	41,116,499.50	8.88
90.01% - 95.00%	112	19,408,460.78	4.19
95.01% - 100.00%	15	2,496,285.59	0.54
Total:	3279	$463,094,479.97	100.00%

Minimum: 12.24%
Maximum: 100.00%
Weighted Average: 72.54%

DTI	COUNT	UPB	%
<= 0.000%	2174	$304,493,751.21	65.75%
1.001% - 6.000%	2	324,124.08	0.07
6.001% - 11.000%	2	325,519.32	0.07
11.001% - 16.000%	27	2,340,081.74	0.51
16.001% - 21.000%	51	4,677,149.16	1.01
21.001% - 26.000%	94	10,106,263.54	2.18
26.001% - 31.000%	141	18,858,304.32	4.07
31.001% - 36.000%	138	20,575,753.33	4.44
36.001% - 41.000%	183	28,170,577.74	6.08
41.001% - 46.000%	185	28,025,276.81	6.05
46.001% - 51.000%	186	29,692,775.82	6.41
51.001% - 56.000%	78	12,025,109.50	2.60
56.001% - 61.000%	16	3,184,882.53	0.69
61.001% - 66.000%	1	160,141.72	0.03
76.001% - 81.000%	1	134,769.15	0.03
Total:	3279	$463,094,479.97	100.00%

Minimum: 0.00%
Maximum: 79.10%
Weighted Average: 39.10%

Collateral Stratification Report
MASTR 2003-OO1 all loans not covered

Geographic Concentration	COUNT	UPB	%
California	460	$91,115,579.71	19.68%
New York	358	65,529,191.33	14.15
Massachusetts	252	43,285,038.06	9.35
New Jersey	193	30,909,504.90	6.67
Florida	278	28,748,175.43	6.21
Texas	184	20,230,018.39	4.37
Michigan	193	20,182,384.03	4.36
Illinois	139	19,029,780.54	4.11
Virginia	80	12,384,244.67	2.67
Ohio	118	11,677,019.32	2.52
Pennsylvania	99	10,924,856.72	2.36
North Carolina	91	10,411,056.88	2.25
Connecticut	64	9,985,357.63	2.16
Colorado	70	9,530,210.00	2.06
Maryland	48	7,477,564.40	1.61
Arizona	49	6,033,311.62	1.30
Minnesota	49	6,001,969.89	1.30
Rhode Island	39	5,095,771.87	1.10
New Hampshire	36	4,489,354.46	0.97
Georgia	39	4,047,402.94	0.87
Indiana	46	4,044,614.11	0.87
Wisconsin	44	3,941,168.33	0.85
Missouri	43	3,892,949.56	0.84
Washington	22	3,733,350.35	0.81
Maine	27	3,533,415.56	0.76
South Carolina	32	3,086,590.67	0.67
Tennessee	33	2,934,716.77	0.63
Kentucky	27	2,841,934.97	0.61
Louisiana	28	2,792,554.72	0.60
Oregon	19	2,532,688.99	0.55
Nevada	17	2,469,198.14	0.53
Kansas	19	1,870,691.67	0.40
Alabama	24	1,778,958.59	0.38
Utah	7	868,691.42	0.19
Mississippi	10	803,922.70	0.17
Delaware	7	770,517.18	0.17
Vermont	8	739,986.24	0.16
Idaho	5	617,315.52	0.13
New Mexico	2	510,027.94	0.11
Oklahoma	3	460,189.99	0.10
Hawaii	1	402,998.76	0.09
Iowa	5	394,072.36	0.09
Continued...			

...continued

Geographic Concentration	COUNT	UPB	%
Alaska	2	327,042.74	0.07
Wyoming	3	258,977.85	0.06
Arkansas	3	204,267.98	0.04
Montana	1	74,187.45	0.02
Nebraska	1	66,767.46	0.01
South Dakota	1	54,889.16	0.01
Total:	3279	$463,094,479.97	100.00%

North-South CA	COUNT	UPB	%
North CA	218	$48,714,335.08	10.52%
South CA	242	42,401,244.63	9.16
States Not CA	2819	371,978,900.26	80.32
Total:	3279	$463,094,479.97	100.00%

Zip Code Concentration	COUNT	UPB	%
94565	9	$1,995,576.26	0.43%
94531	5	1,747,389.96	0.38
94605	6	1,296,342.80	0.28
94806	7	1,223,743.07	0.26
94533	5	1,175,299.63	0.25
Other	3247	455,656,128.25	98.39
Total:	3279	$463,094,479.97	100.00%

Loan Purpose	COUNT	UPB	%
Cash Out Refi	2396	$344,060,774.84	74.30%
Purchase	610	83,535,342.69	18.04
Rate/Term Refi	273	35,498,362.44	7.67
Total:	3279	$463,094,479.97	100.00%

Collateral Stratification Report
MASTR 2003-OO1 all loans not covered

Document Type	COUNT	UPB	%
Full	2231	$301,107,836.04	65.02%
Stated Income	1009	156,172,280.13	33.72
Lite	39	5,814,363.80	1.26
Total:	3279	$463,094,479.97	100.00%

Property Type	COUNT	UPB	%
Single Family	2663	$369,711,441.24	79.83%
2-4 Units	211	36,217,139.40	7.82
PUD	231	35,657,569.13	7.70
Condominium	154	19,744,003.04	4.26
Manufactured Housing	20	1,764,327.16	0.38
Total:	3279	$463,094,479.97	100.00%

Occupancy	COUNT	UPB	%
Owner Occupied	3148	$447,700,719.94	96.68%
Investor	110	12,041,987.17	2.60
Secondary	21	3,351,772.86	0.72
Total:	3279	$463,094,479.97	100.00%

Prepayment Penalty	COUNT	UPB	%
0.000	634	$91,141,995.42	19.68%
12.000	99	15,005,486.01	3.24
24.000	2032	296,856,482.76	64.10
30.000	17	3,942,669.55	0.85
36.000	497	56,147,846.23	12.12
Total:	3279	$463,094,479.97	100.00%

Balloon Flag	COUNT	UPB	%
Y	6	$549,130.96	0.12%
N	3273	462,545,349.01	99.88
Total:	3279	$463,094,479.97	100.00%

Mortgage Ins.	COUNT	UPB	%
Curr LTV < 80%	2718	$368,160,796.34	79.50%
None	561	94,933,683.63	20.50
Total:	3279	$463,094,479.97	100.00%
% LTV > 80 NO MI: 20.50%			

Originator	COUNT	UPB	%
Option One	3279	$463,094,479.97	100.00%
Total:	3279	$463,094,479.97	100.00%

FNMA FLAG	COUNT	UPB	%
Conforming	3134	$410,808,011.09	88.71%
Non Conforming	145	52,286,468.88	11.29
Total:	3279	$463,094,479.97	100.00%